EXHIBIT I

July 28, 2014

LETTER TO THE LIMITED PARTNERS OF CAPITAL PRODUCT PARTNERS L.P.

Enclosed is a Notice of the Annual Meeting of the Limited Partners of Capital Product Partners L.P. (the “Company”) which will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on August 21, 2014, at 11:30 a.m. (the “Annual Meeting”).

At this Annual Meeting, Limited Partners of the Company will consider and vote upon proposals:

1	To elect one Class I Director to serve until the 2017 Annual Meeting of Limited Partners (“Proposal One”);

2.
To approve the Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of the Company to revise the target distributions to holders of Incentive Distribution Rights (“Proposal Two”);

3.
To approve an amendment and restatement of our 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 common units to 1,650,000 (“Proposal Three”);

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the common units represented at the Annual Meeting, excluding common units owned by Capital Maritime & Trading Corp. or its affiliates.

Adoption of Proposal Two requires the affirmative vote of a majority of each of (1) the outstanding common units and (2) the outstanding common units and Class B convertible preferred units (the “Class B Units”) considered together as a single class.

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast by holders of the common units and Class B Units considered together as a single class.

You are cordially invited to attend the Annual Meeting in person. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours, Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.

NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

July 28, 2014

NOTICE IS HEREBY given that the Annual Meeting of the Limited Partners of Capital Product Partners L.P. (the “Company”) will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on August 21, 2014, at 11:30 a.m. (the “Annual Meeting”) for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class I Director to serve until the 2017 Annual Meeting of Limited Partners (“Proposal One”);

2.
To approve the Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of the Company to revise the target distributions to holders of Incentive Distribution Rights (“Proposal Two”);

3.
To approve an amendment and restatement of our 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 common units to 1,650,000 (“Proposal Three”);

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on July 16, 2014 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.
3 IASSONOS STR.
18 537 PIRAEUS GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON AUGUST 21, 2014

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Capital Product Partners L.P. (the “Board of Directors”), a Marshall Islands limited partnership (the “Company”), for use at the Annual Meeting of Limited Partners to be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on August 21, 2014, at 11:30 a.m., or at any adjournment or postponement thereof (the “Annual Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners of the Company entitled to vote at the Annual Meeting on or about July 28, 2014.

VOTING RIGHTS AND OUTSTANDING UNITS

On July 16, 2014 (the “Record Date”), the Company had outstanding 88,990,710 common units (the “Common Units”), 18,372,221 Class B Units, 1,765,457 general partner units and no subordinated units.

Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each unit held. The holders of the Class B Units have voting rights that are identical to the voting rights of the Common Units on an as-converted basis; provided, however, that, in accordance with the terms of the Company’s Second Amended and Restated Agreement of Limited Partnership, as amended (the “Partnership Agreement”), holders of Class B Units have no right to vote for any director at this Annual Meeting. Any Common Units owned by Capital Maritime & Trading Corp., an affiliate of our general partner (“Capital Maritime”), and its affiliates have the same rights as the Company’s other outstanding Common Units; provided, however, that Common Units owned by Capital Maritime and its affiliates do not vote for directors. As of July 28, 2014, Capital Maritime and its affiliates own 17,692,891 of our Common Units and 4,048,484 of our Class B Units.

One or more Limited Partners holding Common Units representing at least a majority of the total voting rights of the Common Units outstanding represented in person or by proxy at the Annual Meeting shall be a quorum for the purposes of Proposal One and the separate vote of the Common Units on Proposal Two. One or more Limited Partners holding at least a majority of the total voting rights of the Company (including the holders of Class B Units) represented in person or by proxy at the Annual Meeting shall be a quorum for all other purposes of the Annual Meeting. The Common Units and Class B Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Annual Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The Common Units are listed on the NASDAQ Global Market (the “NASDAQ”) under the symbol “CPLP”.

INTERNET AVAILABILITY FOR VOTING

Following receipt of your proxy card, you may vote your Common Units or Class B Units by accessing www.proxyvote.com.

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, at 3 Iassonos Str., 18 537 Piraeus, Greece a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

ANNUAL REPORT AND OTHER MATERIALS FOR THE ANNUAL MEETING

Our Annual Report for the year ended December 31, 2013 and copies of the proxy materials for our Annual Meeting are available on our website at www.capitalpplp.com. You may also request a copy of our Annual Report or of the materials free of charge by writing or calling us at the following address:

Capital Product Partners L.P., 3 Iassonos Str., Piraeus 18537, Greece.

Tel: (+30) 210 458 4950

Email: info@capitalpplp.com

PROPOSALS

PROPOSAL ONE

ELECTION OF CLASS I DIRECTOR

The Board of Directors consists of three persons who are designated by the Company’s general partner in its sole discretion and five who are elected by the holders of Common Units, excluding Common Units owned by Capital Maritime and its affiliates. As provided in the Company’s Partnership Agreement, directors appointed by our general partner serve as directors for a three-year term and directors elected by holders of our Common Units are divided into three classes serving staggered three-year terms. The Board of Directors has nominated Pierre de Demandolx-Dedons, a Class I Director, for re-election as a director whose term would expire at the 2017 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for Class I director of the Company is set forth below:

Name	Age	Position
Pierre de Demandolx-Dedons	73	Class I Director

Mr. de Demandolx-Dedons joined our board of directors on November 15, 2011 and served on our conflicts committee and our audit committee. Mr. de Demandolx-Dedons has been involved in the shipping industry in various capacities for over forty years and since 1997 has been primarily a shipping consultant. From 1984 to 1997, Mr. de Demandolx-Dedons was employed by Groupe WORMS & Cie, a French financial, insurance and transportation company, where he held several positions in the organization, including Deputy General Manager of Cie Navale Worms (which became Compagnie Nationale De Navigation in 1986) and General Manager in charge of Finance—Tankers and Offshore, a position he held from 1991 to 1996. From 1986 to 2004, Mr. de Demandolx-Dedons was a member of the board of directors of UK P&I Clubs. Prior to this involvement, from 1975 to 1984, Mr. de Demandolx- Dedons was active in the French Shipowners’ Association in Paris, serving as its Deputy General Manager from 1975 to 1977 and as its General Manager from 1977 to 1984. During this time he was active on the boards of ICS and ISF. From 1965 to 1975 he was a civil servant in the French Ports Authorities. He currently sits on a number of boards of directors both in Europe and the United States, including Seacor Holdings Inc., a company listed on the New York Stock Exchange. Prior to joining our board of directors, Mr. de Demandolx-Dedons served as a director of Crude Carriers Corp. and Capital Maritime.

Audit Committee. The audit committee of our Board of Directors is composed of three or more independent directors, each of whom must meet the independence standards of the NASDAQ, the U.S. Securities and Exchange Commission and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Pierre de Demandolx-Dedons, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our Board of Directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Conflicts Committee. The conflicts committee of our Board of Directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Pierre de Demandolx-Dedons and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the NASDAQ to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the Board of Directors believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.

Required Vote. Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the Common Units (excluding common units owned by Capital Maritime or its affiliates) present either in person or represented by proxy at the Annual Meeting.

Effect of abstentions. Abstentions will not affect the vote on Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF THE FOURTH AMENDMENT TO THE COMPANY’S SECOND AMENDED
AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

The Board of Directors is submitting for approval at the Annual Meeting a proposed amendment to the Company’s Partnership Agreement that would revise the target distributions to holders of incentive distribution rights (the “IDRs”). In consideration for amending the Company’s Partnership Agreement and the payment in the aggregate of $311.5 million for the vessels referred to below, Capital Maritime would agree to drop down three newbuild Daewoo 9,160 TEU eco-flex containerships (each, a “Containership”) and two newbuild Samsung eco medium range product tankers (each, an “Acquisition MR Tanker” and, together with the Containerships, the “Acquisition Vessels”) at prices below current market value, as well as provide the Company with a right of first refusal over six additional newbuild Samsung eco medium range product tankers (each, a “ROFR Tanker”), as described more fully below.

Amendment to Partnership Agreement and Related Vessel Drop Down Transactions

Current and Proposed Target Distributions to Holders of IDRs

As described in more detail in “Cash Distribution Policy—Incentive Distribution Rights” and “—Percentage Allocations of Available Cash From Operating Surplus”, and assuming our general partner maintains a 2% general partner interest and has not transferred the IDRs, our general partner currently receives, subject to the rights of the holders of the Class B Units:

●	2% of all quarterly distributions until the common unitholders have received $0.3750 per unit (the “Minimum Quarterly Distribution”);

●	2% of all quarterly distributions until the common unitholders have received $0.4313 per unit (the “First Target Distribution”);

●	15% of all quarterly distributions until the common unitholders have received $0.4688 per unit (the “Second Target Distribution”);

●	25% of all quarterly distributions until the common unitholders have received $0.5625 per unit (the “Third Target Distribution”); and

●	50% of all quarterly distributions in excess of $0.5625 per unit.

Under Proposal Two, each of the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution would be reduced to $0.2325, $0.2425, $0.2675 and $0.2925, respectively, while our general partner’s right to receive 50% of quarterly cash distributions in excess of the Third Target Distribution would be reduced to a right to receive 35% of such cash distributions. As a result, our general partner would receive:

●	2% of all quarterly distributions until the common unitholders have received $0.2325 per unit;

●	2% of all quarterly distributions until the common unitholders have received $0.2425 per unit;

●	15% of all quarterly distributions until the common unitholders have received $0.2675 per unit;

●	25% of all quarterly distributions until the common unitholders have received $0.2925 per unit; and

●	35% of all quarterly distributions in excess of $0.2925 per unit.

Proposal Two will not affect the limited liability of any Limited Partner.

If Proposal Two is approved, the Partnership Agreement will be amended in the form provided in Exhibit B attached hereto.

Related Vessel Drop Down Transactions

In consideration of effecting Proposal Two and the payment in the aggregate of $311.5 million for the vessels referred to below, subject to the terms and conditions of the Master Vessel Acquisition Agreement referred to below, Capital Maritime will contribute to the Company the Acquisition MR Tankers, at an acquisition price of $33.5 million each, and the Containerships, at an acquisition price of $81.5 million each. The Acquisition MR Tankers will be chartered to Capital Maritime (or (i) a wholly- owned subsidiary thereof if supported by an irrevocable and unconditional guarantee by Capital Maritime or (ii) other counterparty with at least the financial wherewithal and creditworthiness of Capital Maritime) for a minimum charter term of 24 months (+/- 30 days) at a gross daily charter rate of $17,000 plus 50/50 profit share on actual earnings settled every 6 months (each, an “MR Charter”) unless an alternative arrangement between Capital Maritime and the Company is entered into. The Containerships are chartered to CMA CGM for a minimum charter term of 60 months (+ 90 days/- 30 days) at a gross daily charter rate of $39,250, all of which were entered into as of December 19, 2013. In addition, subject to the terms and conditions of the Master Vessel Acquisition Agreement referred to below, Capital Maritime will grant the Company a right of first refusal to acquire the six ROFR Tankers. These transactions (the “Related Vessel Drop Down Transactions”) are expected to be effected pursuant to the Master Vessel Acquisition Agreement, dated as of July 24, 2014 (the “Master Vessel Acquisition Agreement”), by and between the Company and Capital Maritime, which is attached hereto as Exhibit A. The approval of the unitholders of this Proposal Two and the effectiveness of the amendment to the Partnership Agreement contemplated by this Proposal Two are condition precedents to the other transactions contemplated by the Master Vessel Acquisition Agreement. As a result, unitholder approval of this Proposal Two constitutes unitholder approval of the other transactions contemplated by the Master Vessel Acquisition Agreement.

The Master Vessel Acquisition Agreement

As described above, the Master Vessel Acquisition Agreement memorializes the obligations of Capital Maritime with respect to the Related Vessel Drop Down Transactions and related transactions. The Master Vessel Acquisition Agreement is attached hereto as Exhibit A.

Termination of Master Vessel Acquisition Agreement

The Master Vessel Acquisition Agreement may be terminated and Proposal Two may be abandoned at any time prior to the date the amendment to the Partnership Agreement is executed, whether before or after obtaining approval of the Partnership’s unitholders:

(1)	By the mutual consent.

(2)	By either of the parties upon written notice to the other:

a.	if the amendment to the Partnership Agreement has not occurred on or before October 31, 2014, so long as the terminating party’s material breach or failure has not caused the delay;

b.
if any final, nonappealable action of any governmental authority has permanently restrained, enjoined or otherwise prohibited the amendment to the Partnership Agreement or any of the other transactions contemplated by the Master Vessel Acquisition Agreement or made the transactions illegal;

c.	if the Company fails to obtain approval of Proposal Two, so long as the Company’s material breach, action or failure to act has not caused the failure to obtain approval of Proposal Two; or

d.
if there has been a material breach of or any material inaccuracy in any of the representations, warranties or covenants in the Master Vessel Acquisition Agreement that is not cured within 30 days following receipt by the breaching party of written notice, so long as the terminating party is not in material breach and the breach, together with other breaches, would entitle the terminating party to prevent the execution and delivery of the amendment to the Partnership Agreement.

If the Partnership Agreement is amended in accordance with Proposal Two, the representations and warranties of the parties contained in Master Vessel Acquisition Agreement will survive in perpetuity and the covenants and other agreements of the parties contained in the Master Vessel Acquisition Agreement will survive and remain in effect indefinitely unless a specified period is expressly set forth in the Master Vessel Acquisition Agreement (in which event such specified period will control).

Vessel Contributions

Under the terms of the Master Vessel Acquisition Agreement, Capital Maritime and the Company will, with respect to each Containership and Acquisition MR Tanker (and, if the Company exercises its right of first refusal in relation to a ROFR Tanker, with respect to such ROFR Tanker), enter into a share purchase agreement for 100% of the capital stock of the Capital Maritime subsidiary that will own such Acquisition Vessel or, if applicable, such ROFR Tanker and be a party to the relevant charter promptly after delivery of the Acquisition Vessel or, if applicable, ROFR Tanker. The form of share purchase agreement and the form of MR Charter are attached to the Master Vessel Acquisition Agreement. Capital Maritime’s obligations to contribute a vessel (including a ROFR Tanker) under the Master Vessel Acquisition Agreement are subject to various conditions, including:

(1)
the Company paying to Capital Maritime a refundable deposit in respect of such Acquisition Vessel of approximately 10% of the stated shipbuild contract price, totaling in the aggregate approximately $30.2 million, within 30 days of unitholder approval of Proposal Two (the “Deposit”);

(2)	the Company and Capital Maritime having executed and delivered a share purchase agreement in respect of each relevant vessel-owning subsidiary;

(3)	the execution and delivery in respect of each relevant vessel of an amendment to the Company’s Floating Rate Management Agreement with Capital Ship Management Corp.;

(4)
entry into the MR Charters effective no later than the applicable expected delivery date of each Acquisition MR Tanker (or Capital Maritime having otherwise entered into an agreement with the Company or the applicable relevant vessel-owning subsidiary of the Company to provide the Company with substantially the same economic rights and benefits as if such a charter with such a term and rate structure had been entered into as of such delivery date); and

(5)	the Company having obtained financing in amounts sufficient to consummate the relevant vessel acquisitions.

Capital Maritime will refund to the Company the applicable portion of the Deposit if for any reason or no reason a relevant vessel acquisition as described above has not occurred within 30 days of the applicable vessel delivery date. In addition, Capital Maritime will refund to the Company the applicable portion of the Deposit if for any reason or no reason a relevant vessel acquisition has not occurred because the relevant vessel has not been delivered by the last day by which such vessel may be delivered in accordance with the terms of its applicable shipbuilding contract and charter (whichever occurs first).

Agreement to Vote

Under the Master Vessel Acquisition Agreement, Capital Maritime has agreed to and has agreed to cause its affiliates to vote (or cause to be voted) in favor of Proposal Two and any other action required in furtherance thereof submitted for the vote or written consent of the Company’s unitholders, until the earliest to occur of (i) the execution and delivery of the amendment to the Partnership Agreement, (ii) the termination of the Master Vessel Acquisition Agreement in accordance with its terms or (iii) the written agreement of the Parties to terminate these voting provisions.

Other Terms, Conditions, Covenants and Obligations

The above summary does not summarize all provisions of the Master Vessel Acquisition Agreement, attached as Exhibit A, and does not purport to be complete. Please see the attached Master Vessel Acquisition Agreement for all the terms, conditions, covenants and obligations of the parties under the Master Vessel Acquisition Agreement.

Background of Proposal Two, the Master Vessel Acquisition Agreement and Related Vessel Drop Down Transactions

In early 2014, following the conclusion of a meeting of the Audit Committee, which is comprised of the same directors of the Company as the Conflicts Committee, our general partner’s Chief Executive Officer and Chief Financial Officer, Ioannis E. Lazaridis (“Mr. Lazaridis”), who had been invited to a portion of the Audit Committee meeting, raised the possibility of a transaction that involved a resetting of the IDR thresholds in exchange for the contribution of vessels to the Company on terms favorable to the Company. Mr. Lazaridis also noted that the IDR thresholds had been set in March of 2007 at the time of the initial public offering of the Company, that market conditions had changed substantially in the intervening seven years and that resetting the IDR thresholds would incentivize Capital Maritime to grow the Company and enhance its performance, including through future contributions of additional vessels.

Mr. Lazaridis and members of the Audit Committee also discussed the potential views of unitholders regarding such a transaction. While it was concluded that such a transaction, with appropriate terms, would be expected to be viewed favorably by unitholders, they determined that it would be prudent to consult with a significant unitholder. In February 2014, pursuant to a confidentiality agreement, Mr. Lazaridis met with an investor and discussed the potential for a transaction involving the resetting of the IDR thresholds to reflect market conditions in exchange for the contribution of vessels at values favorable to the Company. Following that meeting, the investor informed Mr. Lazaridis that it believed such a transaction could be in the interests of unitholders, depending on the terms.

In late April and early May of 2014, Mr. Lazaridis advised the members of the Conflicts Committee that management believed the Company could benefit from a transaction (the “Proposed Transaction”) pursuant to which Capital Maritime would be obligated to contribute specified vessels under construction, together with third-party charters, at the time each such vessel is completed, to the Company in exchange for the Company (i) paying Capital Maritime an aggregate amount of cash that was less than the current aggregate appraised values of those vessel and (ii) resetting the IDR thresholds provided in the Company’s partnership agreement. Mr. Lazaridis noted that resetting the IDR thresholds could benefit Capital Maritime and the Company as it would provide a meaningful economic incentive for Capital Maritime to further and more rapidly “grow” the Company, including through future contributions of additional vessels from Capital Maritime as well as acquisitions from third parties. The members of the Conflicts Committee advised Mr. Lazaridis at that meeting that they could see the merits of the Potential Transaction if it contained appropriate terms and if it would be well received by the market, including the Company’s unitholders. Mr. Lazaridis and the members of the Conflicts Committee agreed that it would be worthwhile to determine if Capital Maritime and the Conflicts Committee could negotiate mutually beneficial terms for the Proposed Transaction.

On April 8, 2014, Keith Forman, Chairman of the Conflicts Committee (“Mr. Forman”), contacted a representative of Evercore Group L.L.C. (“Evercore”) indicating that the Conflicts Committee was considering Evercore as a potential candidate to act as its financial advisor in connection with a Proposed Transaction.

On April 10, 2014, the Conflicts Committee held a telephonic meeting with representatives of Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”) to discuss the various matters, including:

(1)
the duties of, and the process to be followed by, the Conflicts Committee in connection with considering an offer, and delivering a potential counter-proposal, with respect to the Proposed Transaction;

(2)	potential conflicts of interests, independence considerations and the “special approval” process under the Company’s partnership agreement;

(3)	potential equityholder approval requirements;

(4)	securities law and other considerations to be taken into account in transactions similar to the Proposed Transaction; and

(5)	the possible engagement of Evercore as its financial advisor.

On April 14, 2014, Akin Gump, at the request of the Conflicts Committee, made certain inquiries of Evercore regarding its independence and its and its affiliates’ relationships with the Company, its general partner, Capital Maritime and/or any of their respective affiliates. Evercore responded with the requested information later that day.

During the week of April 14, 2014, the Conflicts Committee and Akin Gump had various discussions and communications regarding the engagement of an independent financial advisor. On April 23, 2014, the Board of Directors authorized the Conflicts Committee to review the Proposed Transaction.

On April 25, 2014, the Conflicts Committee was informed of certain basic terms of the Proposed Transaction, including:

a.	Capital Maritime being obligated to contribute to the Company on the relevant completion dates the assets listed below for the consideration listed below:

Contributed Assets				Contribution Value (in millions)
Vessel Type	Number of Vessels	Charter Term (in years)	Charter Day Rate	Per Vessel	Aggregate
Containerships	3	subject to discussion	subject to discussion	$84	$252
Newbuild Samsung MR tankers (the “MR Tankers”)	8	subject to discussion	subject to discussion	$35	$280

b.	the Company amending its partnership agreement to reset the IDR thresholds to lower the distribution thresholds, but also reduce the highest distribution percentage from 50% to 33%, as follow:

	Quarterly Distribution Per LP Unit	IDRs
First Threshold	Until $0.2375	0%
Second Threshold	$0.2375 up to $0.2625	13%
Third Threshold	$0.2625 up to $0.2875	23%
Thereafter	$0.2875	33%

On May 14, 2014, the Conflicts Committee met telephonically with representatives of Akin Gump and Evercore. The Conflicts Committee—after reviewing and considering Akin Gump’s independence, the knowledge and experience of Akin Gump within the midstream and shipping industries generally, and Akin Gump’s experience in advising MLPs and other companies with respect to transactions similar to the Proposed Transaction, as well as past representations of the Conflicts Committee—determined to engage Akin Gump as its legal counsel. In addition, the Conflicts Committee—after reviewing and considering Evercore’s independence, the knowledge and experience of Evercore within the midstream and shipping industries generally, and Evercore’s experience in advising MLPs and other companies with respect to transactions similar to the Proposed Transaction, as well as past representations of the Conflicts Committee—determined to engage Evercore as its financial advisor.

Evercore then provided an update concerning its progress with respect to its financial analysis of the Proposed Transaction, including a preliminary valuation analysis with a forecast and projections with respect to the Company through 2018 utilizing various scenarios. The Conflicts Committee discussed, among other things, the effect of potential debt refinancing on Evercore’s analysis, the Company’s anticipated debt amortization schedule, possible alternatives to the Proposed Transaction (including the status quo), the Company’s growth prospects and the strategic benefits of the Proposed Transaction. The Conflicts Committee also discussed, among other things, negotiating strategy and the desirability of consummating a transaction that was attractive to the unitholders and the market in general. The Conflicts Committee asked Evercore to refine its preliminary financial analysis to address various points raised by the Conflicts Committee.

On May 23, 2014, the Conflicts Committee met telephonically with representatives of Akin Gump and Evercore. Evercore provided an updated financial presentation with a forecast and projections as prepared by management of the Company with respect to the Company through 2018 utilizing various scenarios and addressing various points raised by the Conflicts Committee at the prior meeting. The Conflicts Committee discussed, among other things, possible alternatives to the Proposed Transaction (including the status quo) and determined that the Conflicts Committee, together with its advisors, should discuss certain matters relating to Evercore’s financial analysis with Capital Maritime to seek clarification with respect to those matters, as well as to indicate the Conflicts Committee’s desire to discuss alternative terms for the Proposed Transaction.

On May 26, 2014, members of the Conflicts Committee and Evercore discussed the Proposed Transaction with Capital Maritime. Capital Maritime provided clarification on the requested matters and agreed to discuss potential alternative transaction structures with the Conflicts Committee and asked the Conflicts Committee to present a counter-proposal.

On May 29, 2014, the Conflicts Committee met telephonically with representatives of Akin Gump and Evercore to discuss valuation and diligence matters, to receive updates regarding discussions with Capital Maritime relating to the Proposed Transaction and to discuss potential alternative transaction structures. The Conflicts Committee considered the potential effects of the Proposed Transaction on, among other things:

●	the current growth trajectory of the Company;

●	the incentives for future growth, including through the acquisition of future vessels and charters from Capital Maritime;

●	the financial position of the Company, including the Company’s credit metrics;

●	cash accretion to the Company, including the cash accretion to the distributable cash flow per unit and the ability to increase the distributable cash flow coverage ratio; and

●	the ability to increase the scale and diversity of the assets, customer opportunities and shipping capabilities.

After considering these factors, among others, the Conflicts Committee determined that it would make a counter-proposal to Capital Maritime consisting of the Company amending its partnership agreement to reset the IDR thresholds and distribution percentages as follow:

a.	Capital Maritime being obligated to contribute to the Company on the relevant completion dates the assets listed below for the consideration listed below:

Contributed Assets				Contribution Value (in millions)
Vessel Type	Number of Vessels	Charter Term (in years)	Charter Day Rate	Per Vessel	Aggregate
Containerships	3	5	$39,250	$84	$252
MR Tankers	8	3	$17,600 for first 4 MR Tankers completed and delivered and $17,850 for subsequent 4 MR Tankers completed and delivered	$33 for MR Tankers completed and delivered in 2015 and $34 for MR Tankers completed and delivered in 2016	$268

b.	the Company amending its partnership agreement to reset the IDR thresholds and distribution percentages as follow:

	Quarterly Distribution Per LP Unit	IDRs
First Threshold	Until $0.25000	0%
Second Threshold	$0.25000 up to $0.2750	13%
Third Threshold	$0.2750 up to $0.3000	23%
Thereafter	$0.3000	33%

The Conflicts Committee requested the chairman of the Conflicts Committee to contact Mr. Lazaridis regarding the counter-proposal.

On May 30, 2014, Mr. Forman, delivered the counter-proposal to Capital Maritime.

On June 9, 2014, Messrs. Lazaridis and Forman discussed the proposal of the Conflicts Committee and Mr. Lazaridis ultimately rejected the Conflicts Committee’s proposal.

During the week of June 9, 2014, Mr. Forman and Evercore discussed a new proposal by the Conflicts Committee, including the financial analysis related thereto.

On June 11, 2014, Mr. Forman, following correspondence among the Conflicts Committee and its advisors earlier that week regarding the new proposal, delivered a revised Conflicts Committee proposal to Capital Maritime consisting of the following:

a.	Capital Maritime being obligated to contribute to the Company on the relevant completion dates the assets listed below for the consideration listed below:

Contributed Assets				Contribution Value (in millions)
Vessel Type	Number of Vessels	Charter Term (in years)	Charter Day Rate	Per Vessel	Aggregate
Containerships	3	5	$39,250	$80	$240
MR Tankers	8	3	$17,750 for MR Tankers completed and delivered in 2015 and $18,000 for MR Tankers completed and delivered in 2016	$33.5	$268

b.	the Company amending its partnership agreement to reset the IDR thresholds and distribution percentages as follow:

	Quarterly Distribution Per LP Unit	IDRs
First Threshold	Until $0.2425	0%
Second Threshold	$0.2425 up to $0.2675	13%
Third Threshold	$0.2675 up to $0.2925	23%
Thereafter	$0.2925	33%

On June 11, 2014, Messrs. Lazaridis and Forman discussed the Conflicts Committee’s new proposal. Mr. Lazaridis rejected that proposal and requested that the Conflicts Committee make its “final and best” proposal.

On June 13, 2014, the Conflicts Committee met telephonically with representatives of Akin Gump and Evercore to discuss valuation and diligence matters, to receive updates regarding discussions with Capital Maritime relating to the Proposed Transaction and to discuss potential alternative transaction structures. The Conflicts Committee determined that, in response to Capital Maritime’s request for a “final and best” counter-proposal it would make a counter-proposal to Capital Maritime substantially identical to its last counter-proposal, but the Conflicts Committee members noted their belief that there may be room for further negotiation if Capital Maritime again rejected the counter-proposal or suggested other terms in response to the counter-proposal. The Conflicts Committee also indicated its willingness to not approve the Proposed Transaction if the Conflicts Committee did not find the revised terms, if any, acceptable. The Conflicts Committee asked the chairman of the Conflicts Committee to deliver its proposal to Mr. Lazaridis.

On June 13, 2014, Mr. Forman, delivered its proposal to Capital Maritime, which was substantially similar to its June 11, 2014 proposal.

On June 18, 2014, Mr. Lazaridis, delivered his response to that proposal, which response accepted the proposed IDR thresholds but rejected the values for the assets to be contributed and the charter rates and terms, proposing instead the following:

a.	Capital Maritime being obligated to contribute to the Company on the relevant completion dates the assets listed below for the consideration listed below:

Contributed Assets				Contribution Value (in millions)
Vessel Type	Number of Vessels	Charter Term (in years)	Charter Day Rate	Per Vessel	Aggregate
Containerships	3	5	$39,250	$81.75	$245.25
MR Tankers	8	11	$17,000 with a 50/50 profit-sharing component on rates above $17,000	$33.75	$270

b.	the Company amending its partnership agreement to reset the IDR thresholds and distribution percentages as follow:

	Quarterly Distribution Per LP Unit	IDRs
First Threshold	Until $0.2425	0%
Second Threshold	$0.2425 up to $0.2675	13%
Third Threshold	$0.2675 up to $0.2925	23%
Thereafter	$0.2925	33%

On June 23, 2014, the Conflicts Committee met telephonically with representatives of Akin Gump and Evercore to discuss valuation and diligence matters, to receive updates regarding discussions with Capital Maritime relating to the Proposed Transaction and to discuss potential alternative transaction structures. The Conflicts Committee discussed Capital Maritime’s response to its proposal. The Conflicts Committee determined that it would have further discussions with Capital Maritime to address the term and rate of the backstop charters and the purchase price of the vessels. The Conflicts Committee instructed the chairman of the Conflicts Committee to discuss those terms with Mr. Lazaridis.

On June 26, 2014, Messrs. Lazaridis and Forman discussed the Conflicts Committee’s most recent proposal. Mr. Forman then made a counter-proposal suggesting a reduction in the size of the fleet later on that same day, in which Mr. Lazaridis responded with the following terms:

a.	Capital Maritime being obligated to contribute to the Company on the relevant completion dates the assets listed below for the consideration listed below:

1  Capital Maritime offered this charter on a 1+1+1 basis, providing the right to renew the charter at the end of year one for another year at Capital Maritime’s option and, if the charter was renewed for a second year, the right at Capital Maritime’s option to renew for a third year.

Contributed Assets				Contribution Value (in millions)
Vessel Type	Number of Vessels	Charter Term (in years)	Charter Day Rate	Per Vessel	Aggregate
Containerships	3	5	$39,250	$81.75	$245.25
MR Tankers	2	2	$17,000	$33.5	$67
ROFR Tankers	6	N/A	N/A	market	market

b.	the Company amending its partnership agreement to reset the IDR thresholds and distribution percentages as follow:

	Quarterly Distribution Per LP Unit	IDRs
First Threshold	Until $0.2425	0%
Second Threshold	$0.2425 up to $0.2675	13%
Third Threshold	$0.2675 up to $0.2925	23%
Thereafter	$0.2925	33%

On July 2, 2014, Messrs. Lazaridis and Forman further discussed the term and rate of the backstop charters and the acquisition value of the vessels. Mr. Lazaridis and Mr. Forman agreed in principle, subject to Conflicts Committee review and approval, to the following terms:

a.	Capital Maritime being obligated to contribute to the Company on the relevant completion dates the assets listed below for the consideration listed below:

Contributed Assets				Contribution Value (in millions)
Vessel Type	Number of Vessels	Charter Term (in years)	Charter Day Rate	Per Vessel	Aggregate
Containerships	3	5	$39,250	$81.5	$244.5
MR Tankers	2	2	$17,000 with a 50/50 profit-sharing component on rates above $17,000	$33.5	$67
ROFR Tankers	6	N/A	N/A	market	market

b.	the Company amending its partnership agreement to reset the IDR thresholds and distribution percentages as follow:

	Quarterly Distribution Per LP Unit	IDRs
First Threshold	Until $0.2425	0%
Second Threshold	$0.2425 up to $0.2675	13%
Third Threshold	$0.2675 up to $0.2925	23%
Thereafter	$0.2925	33%

On July 8, 2014, the Conflicts Committee met telephonically with representatives of Akin Gump and Evercore to discuss valuation and diligence matters, to receive updates regarding discussions with Capital Maritime relating to the Proposed Transaction. The Conflicts Committee discussed the current proposal negotiated by Messrs. Forman and Lazaridis. The Conflicts Committee determined that it was in general agreement with Capital Maritime on the principal terms of the Proposed Transaction, subject to the parties’ negotiating and drafting of definitive agreements, the Conflicts Committee’s final review, approval and recommendation (if applicable) and the Board of Directors’s approval.

On July 14, 2014, Akin Gump distributed an initial draft of the Master Vessel Acquisition Agreement.

On July 15, 2014, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), legal counsel to Capital Maritime, distributed comments to the Master Vessel Acquisition Agreement; and on July 16, 2014, Sullivan & Cromwell distributed an initial draft of the amendment to the Partnership Agreement providing for the reset of the Company’s IDR thresholds and distribution percentages.

On July 17, 2014, Akin Gump distributed a revised draft of the Master Vessel Acquisition Agreement and comments to the amendment to the Partnership Agreement. That same day, Sullivan & Cromwell distributed drafts of the form of backstop charter agreement to be entered into by the Company and Capital Maritime (or a wholly-owned subsidiary of Capital Maritime supported by a Capital Maritime guaranty or other creditworthy party) in connection with the acquisition of the MR Tankers, a form of amendment to the floating rate management agreement between the Company and Capital Ship Management Corp. to be entered into for the technical and commercial management of each vessel upon its acquisition by the Company, and a form of share purchase agreement for the acquisition of each wholly-owned Capital Maritime subsidiary by the Company upon delivery of a to-be-acquired vessel.

On July 18, 2014, Akin Gump distributed a revised draft of the Master Vessel Acquisition Agreement and comments to the form of share purchase agreement. That same day, Sullivan & Cromwell distributed a revised draft of the amendment to the Partnership Agreement.

Between July 18, 2014, and July 21, 2014, Akin Gump distributed several revised drafts of the Master Vessel Acquisition Agreement and on July 21, 2014, distributed comments to the form of share purchase agreement.

On July 22, 2014, Sullivan & Cromwell distributed comments to the Master Vessel Acquisition Agreement and Akin Gump distributed a revised version of the agreement in response to those comments later that same day.

During the period from July 16, 2014, to July 22, 2014, Akin Gump distributed various drafts of, and sought feedback from, the Conflicts Committee on the various transaction documents.

On the morning of July 22, 2014, the Conflicts Committee, with representatives of Evercore and Akin Gump in attendance, met telephonically to review and consider the Proposed Transaction. Evercore presented a summary of the updated financial analysis of the Proposed Transaction that was previously presented to the Conflicts Committee. Following such presentation and a discussion of the Proposed Transaction and related matters, the Conflicts Committee requested, and Evercore delivered, Evercore’s fairness opinion with respect to the Proposed Transaction. Following receipt of the fairness opinion, the Conflicts Committee (i) determined that the Potential Transaction is (a) in the best interest of, and fair and reasonable to, the Company and its common unitholders exclusive of the general partner and its affiliates, in each case, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Company) and (b) on terms no less favorable to the Company than those generally provided to or available from unrelated third parties and (ii) voted to approve the Proposed Transaction and recommend to the Board of Directors (x) that the Company enter into the Master Vessel Acquisition Agreement and the transactions contemplated thereby and (y) that the Board of Directors submit the amendment to the Partnership Agreement and any other matters required to be approved by the Company’s unitholders for consummation of the transactions contemplated by the Master Vessel Acquisition Agreement to the unitholders for their adoption and approval.

Later on July 22, 2014, the Board of Directors (i) determined, by unanimous vote, that that the Potential Transaction is (a) in the best interest of, and fair and reasonable to, the Company and its common unitholders exclusive of the general partner and its affiliates, in each case, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Company) and (b) on terms no less favorable to the Company than those generally provided to or available from unrelated third parties and (ii) voted to approve the Proposed Transaction and enter into the Master Vessel Acquisition Agreement and the transactions contemplated thereby.

On July 24, 2014, the parties executed the Master Vessel Acquisition Agreement. Later that day, the Company issued a press release announcing the execution of the Master Vessel Acquisition Agreement.

Recommendation of the Board of Directors and the Reasons for the Amendment to the Company’s Partnership Agreement and the Related Vessel Drop Down Transactions

The Board of Directors unanimously recommends a vote for approval of Proposal Two.

The Board of Directors believes that revising the target distributions to holders of IDRs in exchange for agreeing to enter into the Related Vessel Drop Down Transactions is in the best interests of the Company because it will increase the Company’s growth potential.

In the course of reaching its determination and making the recommendation described above, the Conflicts Committee considered a number of factors and a substantial amount of information. Certain factors and benefits that the Conflicts Committee believes support its conclusion are set forth below.

Positive Factors

(1)
The Proposed Transaction provides greater certainty, further clarity, and more detailed pricing and timing visibility, regarding the Company’s near-term growth opportunities relating to future acquisitions from Capital Maritime.

(2)
The Proposed Transaction is long-term accretive to the Company’s aggregate distributable cash flow as well as its distributable cash flow per unit, which also should ultimately result in common unitholders receiving a greater distribution and total return per common unit.

(3)
The Proposed Transaction will result in the Company acquiring more vessels and associated charters, and at lower valuations, than the Company might have otherwise acquired and received had such assets been available only on a case-by-case basis, in Capital Maritime’s sole discretion.

(4)
The Proposed Transaction better aligns the interests of Capital Maritime, on the one hand, and the Company and its common unitholders, on the other hand, providing meaningful additional economic incentives for Capital Maritime to continue to grow the Company and the common unit distribution through future accretive contributions of vessels to the Company from Capital Maritime as well as assisting in facilitating accretive third-party purchases.

(5)
The vessels to be acquired complement the Company’s existing vessels and those to be acquired in the Proposed Transaction could help enhance the Company’s assets, customer opportunities and shipping capabilities.

(6)
The Proposed Transaction requires the affirmative vote of holders of at least a majority of the outstanding common units and Class B convertible preferred units, voting together on an as- converted basis, and a majority of the outstanding common units, voting separately.

(7)
The financial analysis of Evercore presented to the Conflicts Committee and the oral opinion of Evercore delivered to the Conflicts Committee, subsequently confirmed by delivery of a written opinion shortly thereafter, that, as of such date and based upon and subject to the limitations and assumptions to be set forth therein, the consideration is fair, from a financial point of view, to the unaffiliated unitholders of the Company.

(8)
The review by the Conflicts Committee with its advisors of the structure of the Potential Transaction and the financial and other terms of the Proposed Transaction, including the parties’ representations, warranties and covenants, the conditions of their respective obligations and the likelihood of consummation of the various transactions contemplated by the Proposed Transaction and the Conflicts Committee’s evaluation of the likely time period necessary to close such transactions.

Negative Factors

(1)
The potential benefits of the Proposed Transaction might not be fully realized, particularly regarding the likelihood that the Company will be successful in acquiring the vessels or additional vessels in the future from Capital Maritime and/or third parties.

(2)
Capital Maritime has the potential to receive cash distributions attributable to its incentive distribution rights that it otherwise would not have received had the incentive distribution rights percentages not been reset, which could potentially increase the Company’s equity cost of capital and impair its ability to compete for new acquisitions in the long term if (and to the extent) the Company were to successfully execute its growth strategy to a level that would result in it paying significant incentive distributions to Capital Maritime.

(3)	One or more of the vessel acquisitions contemplated by the Proposed Transaction may not be completed as a result of failure to satisfy the conditions contained in the Proposed Transaction documents.

(4)	That there is no assurance that the capital requirements necessary to fund the continued growth rate of the Company can be funded following the Proposed Transaction.

Discussion of Cash Distribution Policy and Proposed Amendment to Target Distributions for the IDRs

The following is a summary of our cash distribution policy. For more information regarding our cash distribution policy, please refer to our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission on February 18, 2014.

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves and subject to the prior distribution rights of any holders of the Class B Units).

Quarterly Common Distributions; Historic Distributions

Our Common unitholders are entitled under our Partnership Agreement to receive a quarterly distribution to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves, pay fees and expenses and make distributions to Class B unitholders, which our Partnership Agreement requires us to pay prior to distributions on our Common Units. Although we intend to continue to make strategic acquisitions and to take advantage of our unique relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth, there is no guarantee that we will pay a quarterly distribution on the Common Units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement and other factors. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under the terms of our credit facilities.

We have generally declared distributions in January, April, July and October of each year and paid those distributions in the subsequent month. In January 2010, we introduced an annual distribution guidance of $0.90 per unit per annum, which was revised in July 2010 upwards to $0.93 per unit per annum, or $0.2325 per quarter. We made distributions on our Common Units in accordance with our guidance in November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012, August 2012, November 2012, February 2013, May 2013, August 2013, November 2013, February 2014 and May 2014.

Incentive Distribution Rights

IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our Partnership Agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the IDRs, but may transfer these rights separately from its general partner interest, subject to restrictions in the Partnership Agreement. Except for transfers of IDRs to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our Common Units and Class B Units considered together as a single class (excluding those held by our general partner and its affiliates) generally is required for a transfer of the IDRs to a third party prior to March 31, 2017. Any transfer by our general partner of the IDRs would not change the percentage allocations of quarterly distributions with respect to such rights.

Percentage Allocations of Available Cash From Operating Surplus

The following tables illustrate the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The percentage allocations in the table are subject to the distribution rights of the holders of our Class B Units. The first table displays the percentage allocations as they currently exist pursuant to the Partnership Agreement without giving effect to Proposal Two. The second table displays the same information assuming the approval and effectiveness of Proposal Two.

The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains a 2% general partner interest and assume our general partner has not transferred the IDRs.

Current Partnership Agreement

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.3750	98%	2%
First Target Distribution	up to $0.4313	98%	2%
Second Target Distribution	above $0.4313 up to $0.4688	85%	15%
Third Target Distribution	above $0.4688 up to $0.5625	75%	25%
Thereafter	above $0.5625	50%	50%

Proposed Partnership Agreement

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.2325	98%	2%
First Target Distribution	up to $0.2425	98%	2%
Second Target Distribution	above $0.2425 up to $0.2675	85%	15%
Third Target Distribution	above $0.2675 up to $0.2925	75%	25%
Thereafter	above $0.2925	65%	35%

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. In particular you should carefully consider the relevant risks included in “Item 3D: Risk Factors” included in our Annual Report. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●
Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our Board of Directors to establish reserves and other limitations.

●
While our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions requiring us to make cash distributions contained therein, may be amended, as exemplified by Proposal Two. The Partnership Agreement can be amended in certain circumstances with the approval of a majority of the outstanding Common Units (including in various circumstances with the Class B Units voting on an as-converted basis).

●
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement and the establishment of any reserves for the prudent conduct of our business.

●
Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution if the distribution would cause our liabilities (other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours) to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

●
Our Common Units are subject to the prior distribution rights of any holders of our preferred units then outstanding. As of the date July 28, 2014, there were 18,372,221 Class B Units issued and outstanding. Under the terms of our Partnership Agreement, we are prohibited from declaring and paying distributions on our Common Units until we declare and pay (or set aside for payment) full distributions on the Class B Units. Furthermore, pursuant to the terms of the Third Amendment, dated as of March 19, 2013, to our Partnership Agreement, an upward adjustment to the distribution rate for the Class B Units occurs in the event the distribution rate on our Common Units is increased.

●
We may lack sufficient cash to pay distributions on our Common Units due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements maintenance and replacement capital expenditures, anticipated cash needs or the payment of distributions on the Class B Units, which our Partnership Agreement requires us to pay prior to distributions on our Common Units.

●
Our distribution policy will be affected by restrictions on distributions under our revolving credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these terms, covenants and restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

●
If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

●
If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

Opinion of Evercore Group L.L.C.

In connection with (i) the future contribution by Capital Maritime of five vessels consisting of two medium range (“MR”) product tankers and three 9,160 TEU containerships at negotiated prices (the “Acquisition Vessels”), (ii) the backstop for the employment of the two MR product tankers at specified terms (the “Backstop Charter Arrangements”), and (iii) a right of first refusal (“Right of First Refusal”) on six additional MR product tankers (“Right of First Refusal Vessels”), in return for the Company (i) delivering an aggregate purchase price of $311.5 million in cash for the Acquisition Vessels (consisting of $33.5 million for each of the two MR product tankers and $81.5 million for each of the three containerships), and (ii) entering into the fourth amendment (the “Partnership Agreement Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of the Company (as amended, the “LP Agreement”) to amend and restate the incentive distribution rights (the aforementioned taken together, for purposes of this section, the “Transaction”), the Conflicts Committee retained Evercore, to act as a financial advisor to the Conflicts Committee. As part of the Transaction, Capital Maritime proposes (i) contributing the Acquisition Vessels to the Company at negotiated prices when delivered from the shipyard between March 2015 and November 2015, (ii) providing the Backstop Charter Arrangements, and (iii) providing the Right of First Refusal and in exchange the Company will pay to Capital Maritime a total price of $311.5 million in cash for the Acquisition Vessels and enter into the Partnership Agreement Amendment (the “Consideration”). On July 22, 2014, at a meeting of the Conflicts Committee, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, as of July 22, 2014 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the Consideration was fair, from a financial point of view, to the unaffiliated unitholders of the Company, defined as the holders of common units, excluding (i) the Company, (ii) Capital GP L.L.C., the general partner of the Company (the “General Partner”), (iii) Capital Maritime, (iv) members of management of the Company and the General Partner, (vi) members of the Boards of Directors of the Company and the General Partner, and (vii) their respective affiliates.

The full text of the written opinion of Evercore, dated as of July 22, 2014, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Exhibit C to this proxy statement and is incorporated by reference in its entirety into this proxy statement. You are urged to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Conflicts Committee in connection with its evaluation of the Transaction from a financial point of view and did not address any other aspects or implications of the Transaction. The opinion does not constitute a recommendation to the Conflicts Committee or to any other persons in respect of the Transaction, including as to how any holder of common units should vote or act in respect of the Transaction. Evercore’s opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

●
reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates of future financial performance on a standalone basis;

●
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to Evercore by management of the Company;

●	reviewed certain non-public projected financial data relating to the Acquisition Vessels and the Company under business assumptions prepared and furnished to Evercore by management of the Company;

●	reviewed certain non-public projected operating data relating to the Acquisition Vessels and the Company prepared and furnished to Evercore by management of the Company;

●
discussed the past and current operations of, and the projected financial and operating data relating to, the Acquisition Vessels and the Company and the current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

●	reviewed the reported prices and the historical trading activity of the Company’s common units;

●	reviewed the terms and conditions of the third-party charter contracts and form of sponsor provided charter contracts related to the Acquisition Vessels;

●	reviewed historical transactions involving assets similar to the Acquisition Vessels;

●	reviewed certain charter-free and charter-attached appraisals of the Acquisition Vessels and the Company’s current fleet furnished to Evercore by management of the Company;

●
reviewed Capital Maritime’s 2013 audited financial statements, the most recent draft of the Master Vessel Acquisition Agreement (the “Agreement”) dated July 21, 2014, the most recent draft of the Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership dated July 18, 2014 and the most recent draft of the form of Share Purchase Agreement dated July 21, 2014; and

●	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore has assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumes no liability therefor. With respect to the projected financial and operating data relating to the Acquisition Vessels and the Company referred to above, Evercore has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the subject matter of such projected financial and operating data under the assumptions reflected therein. Evercore expresses no view as to any projected financial or operating data relating to the Acquisition Vessels or the Company or the assumptions on which they are based.

For purposes of rendering its opinion, Evercore has assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. Evercore has further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits of the Transaction to the Company.

Evercore has not made nor assumed any responsibility for making any independent valuation or appraisal of the Acquisition Vessels, the vessel-owning subsidiaries or the Company, nor has Evercore evaluated the solvency or fair value of the Company under any Marshall Islands, state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to it as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that Evercore does not have any obligation to update, revise or reaffirm this opinion.

Evercore was not asked to pass upon, and expresses no opinion with respect to, any matter other than the fairness to the unaffiliated unitholders of the Company, from a financial point of view, of the Consideration. Evercore does not express any view on, and its opinion does not address, the fairness of the Proposed Transaction to, or any consideration received in connection therewith by, the holders of securities except as noted in the sentence immediately above, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. Evercore has assumed that any modification to the structure of the Transaction will not vary in any respect material to its analysis. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the sale to the Company of other vessels or with respect to any other alternative transactions involving the Company. This letter, including Evercore’s opinion, does not constitute a recommendation to the Conflicts Committee or to any other persons in respect of the Transaction, including, if applicable, as to how any holder of common units should vote or act in respect of the Transaction. Evercore expresses no opinion herein as to the price at which the units of the Company will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Conflicts Committee on July 22, 2014 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before July 21, 2014 (the last trading day prior to July 22, 2014, the date on which the Company board of directors approved the Transaction), and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Summary of Evercore’s Financial Analysis

Evercore evaluated the fairness to the unaffiliated unitholders of the Company, from a financial point of view, of the Consideration by evaluating the appraised value of the Acquisition Vessels relative to the total purchase price of $311.5 million to be paid to Capital Maritime by the Company for the Acquisition Vessels plus the value of the Partnership Agreement Amendment to Capital Maritime using the following valuation methodologies:

●	appraised valuation analysis,

●	discounted cash flow analysis;

●	peer group trading analysis; and

●	precedent M&A transactions analysis.

In performing its evaluation analysis, Evercore assumed that the Backstop Charter Arrangements and the Right of First Refusal have no economic value to the Company and Evercore analyzed data under two different forecasts prepared by management of the Company (collectively, the “Forecasts”); as generally described below.

●
The first forecast case, which is referred to below as Status Quo Financial Projections, was prepared by management of the Company and assumes the Transaction does not occur. As a result, the Status Quo Financial Projections reflect the following principal assumptions: (i) revenue based on current contracted time charter rates per the latest charter expiration and vessels to re-charter at forecasted day rates; (ii) the Company repays $572.5 million of amortizing debt outstanding on January 1, 2016 utilizing $22.5 million of cash on the balance sheet and a new $550.0 million senior secured note issuance with a fixed coupon of 7.50% (the “2016 Refinancing”); (iii) the Company maintains the greater of (a) its current annual distribution of $0.93 per unit or (b) the distribution resulting from maintaining a 1.10x total distribution coverage ratio; (iv) Capital Maritime contributes the Acquisition Vessels at the charter-free appraisal value as of May 2014 of $37.2 million each for the two MRs and at the charter-attached appraisal value as of May 2014 of $91.8 million each for the three containerships in 2015 and 2016; (v) the two drop down MR product tankers are fixed on three-year time charters at a rate of $16,000 per day and the three drop down containerships are fixed on existing five-year time charter contracts with CMA CGM at a gross rate of $39,250 per day; and (vi) the Company finances the drop downs with (a) 50.0% with revolver borrowings under a new credit facility with an interest rate of LIBOR plus 3.50% and (b) 50.0% with equity issued to the public at an assumed 9.0% all-in discount to the projected unit price based on the then-current distribution per unit and a 8.5% yield.

●
The second forecast case, which is referred to below as Pro Forma Financial Projections, was prepared by management of the Company and assumes the completion of the Transaction. As a result, the Pro Forma Financial Projections reflect the following principal assumptions: (i) revenue based on current contracted time charter rates per the latest charter expiration and vessels to re-charter at forecasted day rates; (ii) the 2016 Refinancing; (iii) the Company maintains the greater of (a) its current annual distribution of $0.93 per unit or (b) the distribution resulting from maintaining a 1.10x total distribution coverage ratio; (iv) Capital Maritime contributes the Acquisition Vessels for a total purchase price of $311.5 million in 2015 and 2016; (v) the two drop down MR product tankers are fixed on two-year time charters at a rate of $17,000 per day, including 50/50 profit sharing above $17,000 per day, to Capital Maritime and the three drop down containerships are fixed on existing five-year time charter contracts with CMA CGM at a gross rate of $39,250 per day; (vi) the Company finances the drop downs with (a) 50.0% with revolver borrowings under a new credit facility with an interest rate of LIBOR plus 3.50% and (b) 50.0% with equity issued to the public at an assumed 9.0% all-in discount to the projected unit price based on the then-current distribution per unit and a 8.5% yield; and (vii) unitholder approval of the Partnership Agreement Amendment regarding the incentive distribution rights.

Appraised Value Analysis: Evercore performed an appraised valuation analysis for the Acquisition Vessels using information from three internationally well-known appraisal companies as of May 2014 provided by management of the Company. Evercore compared the total purchase price of $311.5 million for the Acquisition Vessels relative to the Acquisition Vessels’ appraised values as of May 2014.

The fair market value estimates provided were, as is customary in ship valuation, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller. There can be no assurance that these values can be realized in actual transactions. Evercore noted, in particular, that current sale and purchase activity in the maritime market is limited and that the valuations must therefore be regarded as uncertain.

The results of these analyses were as follows:

Value in $ millions

Per Vessel
	Appraised Value	Purchase Price	Purchase Price Discount to Appraised Value
MR Product Tanker	$36.5 - $38.0	$33.5	$3.0 - $4.5
9,100 TEU Containership	$89.3 - $93.0	$81.5	$7.8 - $11.5

Value in $ millions

In Aggregate
	Appraised Value	Total Purchase Price for the Acquisition	Total Purchase Price Discount to Appraised Value
MR Product Tanker	$73.0 - $76.0	$67.0	$6.0 - $9.0
9,100 TEU Containership	$267.9 - $279.0	$244.5	$23.3 - $34.5
Total Value to CPLP	$340.9 - $355.0	$311.5	$29.3 - $43.5

Discounted Cash Flow Analysis: Evercore performed a discounted cash flow analysis utilizing the forecasted common unit distributions from 2014 to 2018 as set forth in the Forecasts provided by management of the Company. In such analysis, Evercore valued the Partnership Agreement Amendment based on the incremental CPLP G.P. cash flows generated in the Pro Forma Financial Projections relative to the Status Quo Financial Projections. Evercore calculated the present values of the incremental CPLP G.P. cash flows from 2014 to 2018 by discounting such amounts to June 30, 2014 based on an equity cost of capital for similar MLP general partners using an equity cost of capital ranging from 8.0% to 11.0% based on the Capital Asset Pricing Model (“CAPM”) and assuming a 22.5x to 30.0x terminal multiple of 2018E G.P. cash flow. The summation of the present values of the incremental CPLP G.P. cash flows from 2014 to 2018 and the present value of the terminal value resulted in an implied value of incremental G.P. IDR cash flows to Capital Maritime as shown in the table below:

Value in $ millions, except per unit data

Total Distribution Coverage	Maximum Distribution per LP Unit	Terminal Multiple of 2018E G.P. Cash Flow	Implied Value of Incremental CPLP G.P. Cash Flows (A)	Total Purchase Price for the Acquisition Vessels (B)	Total Value to Capital Maritime (A+B)
1.10x	$0.97	22.5x-30.0x	($0.0) - ($0.0)	$311.5	$311.5 - $311.5
1.05x	$1.01	22.5x-30.0x	$12.7 - $18.4	$311.5	$324.2 - $329.9
1.00x	$1.06	22.5x-30.0x	$26.8 - $38.8	$311.5	$338.3 - $350.3

Peer Group Trading Analysis: Evercore reviewed certain publicly available financial information and stock market information for certain publicly traded G.P. MLPs that Evercore deemed relevant. Although none of the selected publicly traded companies is directly comparable to CPLP G.P., the G.P. MLPs were chosen because they have certain characteristics that are similar to those of CPLP G.P. The group of selected publicly traded G.P. MLPs reviewed is listed below:

• Alliance Holdings GP, L.P.	• ONEOK, Inc.
• Atlas Energy, L.P.	• Plains GP Holdings, L.P.
• Crestwood Equity Partners L.P.	• Spectra Energy Corp
• Energy Transfer Equity, L.P.	• Targa Resources Corp.
• EnLink Midstream, LLC	• Western Gas Equity Partners, LP
• Kinder Morgan, Inc.	• The Williams Companies, Inc.
• NuStar GP Holdings, LLC

Evercore calculated and analyzed financial multiples of the selected G.P. MLPs as follows:

●
Ratios of enterprise value of G.P. only (which represents market capitalization in which common and subordinated units are based on current common unit price plus the total outstanding debt, preferred stock and minority interest, less cash and cash equivalents balances) to G.P. distributions, which is commonly referred to as EV of G.P. Only/G.P. Distribution multiple, for the most recent available financial quarter and estimated calendar year 2014.

The multiples for each of the selected G.P. MLPs were calculated using the closing prices of the selected G.P. MLPs’ common unit on July 21, 2014 and were based on, and derived from, publicly available filings, publicly available research estimates published by independent equity research analysts associated with various Wall Street firms and financial data provided by FactSet Research Systems Inc.

Integrated Peers
	Low	High	Median
EV of G.P. Only/G.P. Distribution - Current	17.2x	96.2x	36.3x
EV of G.P. Only/G.P. Distribution - 2014E	17.0x	81.7x	33.9x

Applying representative ranges of multiples derived from the peer group trading analysis, Evercore calculated a range of implied value of incremental CPLP G.P. cash flows with respect to the following metrics based on CPLP’s 2016E incremental G.P. cash flows generated in the Pro Forma Financial Projections relative to the Status Quo Financial Projections and discounted such amounts to June 30, 2014 based on an equity cost of capital for similar MLP general partners using an equity cost of capital ranging from 8.0% to 11.0% based on the CAPM:

Value in $ millions, except per unit data

Total Distribution Coverage	Maximum Distribution per LP Unit	EV of G.P. Only/G.P. Distribution Multiples	Implied Value of Incremental CPLP G.P. Cash Flows (A)	Total Purchase Price for the Acquisition Vessels (B)	Total Value to Capital Maritime (A+B)
1.10x	$0.97	25.0x-35.0x	($0.0) - ($0.0)	$311.5	$311.5 - $311.5
1.05x	$1.01	25.0x-35.0x	$15.1 - $22.6	$311.5	$326.6 - $334.1
1.00x	$1.06	25.0x-35.0x	$31.6 - $7.3	$311.5	$343.1 - $358.8

No G.P. MLPs utilized in the peer group trading analysis is identical to CPLP G.P., and furthermore, CPLP G.P. is not publically traded. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of CPLP G.P. and other factors that could affect the public trading value of G.P. MLPs to which they are being compared. In evaluating the peer group companies, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of the Company, the industry or the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using peer group trading data.

Selected Transactions Analysis: Evercore reviewed certain publicly available financial information concerning acquisition transactions that Evercore deemed relevant based on values paid in transactions for other general partners of MLPs in similar G.P. IDR tiers. The group of selected acquisition transactions is listed below:

Acquiror	Target
• Harold Hamm	• Hiland Holdings GP, LP
• GE Energy Financial Services	• Regency Energy Partners LP
• Plains All American Pipeline, L.P.	• Pacific Energy Partners, L.P.
• Suburban Propane Partners, L.P.	• Suburban Energy Services Group LLC
• Management Group	• 74.1% of Alliance Resource Partners’ GP
• Investor Group	• 54% of Plains All American
• Management Group	• Suburban Propane Partners, L.P.
• Kinder Morgan Energy Partners, L.P.	• Enron Liquids Pipeline, L.P.

Evercore chose these acquisition transactions based on a review of completed and pending acquisition transactions involving target companies and assets that possessed general business, operating and financial characteristics representative of G.P. MLPs. Evercore noted that none of the acquisition transactions or subject target companies or assets reviewed is identical to CPLP G.P., and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company or asset and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Evercore calculated the multiples of each target’s total transaction value to its run rate G.P. cash flow based on data provided in publicly available press releases, SEC filings by either the acquirer or the target (or both) announcing the transactions or as published by third-party research firms.

Integrated Peers
	Low	High	Median
Transaction Value / Run Rate G.P. Cash Flow – 2% IDR Tier	6.8x	132.3x	43.2x
Transaction Value / Run Rate G.P. Cash Flow – 15% IDR Tier	20.5x	22.2x	21.4x

Evercore valued the incremental CPLP G.P. cash flows in 2016E assuming a 40.0x to 130.0x multiple of CPLP 2016E incremental G.P. cash flow generated in the Pro Forma Financial Projections relative to the Status Quo Financial Projections for the 1.10x total distribution coverage case and a 20.0x to 25.0x multiple of CPLP 2016E incremental G.P. cash flow generated in the Pro Forma Financial Projections relative to the Status Quo Financial Projections for the 1.05x and 1.00x total distribution coverage cases. Such amounts were discounted to June 30, 2014 using an equity cost of capital ranging from 8.0% to 11.0% based on CAPM.

Value in $ millions, except per unit data

Total Distribution Coverage	Maximum Distribution per LP Unit	Transaction Value/Run Rate G.P. Cash Flow Multiples	Implied Value of Incremental CPLP G.P. Cash Flows (A)	Total Purchase Price for the Acquisition Vessels (B)	Total Value to Capital Maritime (A+B)
1.10x	$0.97	40.0x-130.0x	($0.1) - ($0.1)	$311.5	$311.4 - $311.4
1.05x	$1.01	20.0x-25.0x	$12.0 - $16.1	$311.5	$323.5 - $327.6
1.00x	$1.06	20.0x-25.0x	$25.2 - $33.8	$311.5	$336.7 - $345.3

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Transaction by the Conflicts Committee, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Evercore with respect to the actual value of the Consideration. No G.P. MLPs used in the above analyses as a comparison is directly comparable to CPLP G.P. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company or their respective advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Conflicts Committee as to the fairness, from a financial point of view, of the Consideration to the unaffiliated unitholders of the Company. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the fairness opinion was approved by an opinion committee of Evercore.

Pursuant to the terms of Evercore’s engagement letter with the Conflicts Committee, Evercore will receive a fee for its services upon the rendering of this opinion. The Company has also agreed to reimburse Evercore’s expenses and to indemnify it against certain liabilities arising out of its engagement. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Company or any of its respective affiliates, pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship other than Evercore Group L.L.C. was retained by (i) the Company in August 2013 to provide financial advisory services to the Company in connection with a public offering of common units representing limited partnership interests in the Company, for which Evercore Group L.L.C. received a fee of $25,000 and reimbursement of out of pocket expenses, and (ii) the Company in February 2013 to provide financial advisory services to the Company in connection with an offering of Convertible Preferred Class B Units convertible into common units representing limited partnership interests in the Company, for which Evercore Group L.L.C. received a fee of $1,650,000 and reimbursement of out of pocket expenses. Evercore may provide financial or other services to the Company, the Sponsor or their respective affiliates in the future and in connection with any such services it may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The Conflicts Committee engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

The Annual Meeting

Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of each of (1) the outstanding Common Units and (2) the outstanding Common Units and Class B Units considered together as a single class.

Effect of abstentions. Because the affirmative vote required to approve Proposal Two is based upon the total number of outstanding units, abstentions will have the same effect as a vote AGAINST the approval of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE FOURTH AMENDMENT TO THE COMPANY’S SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A CONTRARY VOTE IS SPECIFIED.BECAUSE APPROVAL OF THE FOURTH AMENDMENT TO THE COMPANY’S SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP IS A CONDITION PRECEDENT TO THE OTHER TRANSACTIONS CONTEMPLATED BY THE MASTER VESSEL ACQUISITION AGREEMENT, APPROVAL OF THIS PROPOSAL TWO CONSTITUTES APPROVAL OF THE UNITHOLDERS OF THE OTHER TRANSACTIONS CONTEMPLATED BY THE MASTER VESSEL ACQUISITION AGREEMENT.

PROPOSAL THREE

APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY’S 2008
OMNIBUS INCENTIVE COMPENSATION PLAN AMENDED JULY 22, 2010

The Board of Directors is submitting for approval at the Annual Meeting a proposed amendment and restatement of the Company’s 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 (the “Plan”) that would increase the maximum number of restricted units authorized for issuance under the Plan from 800,000 Common Units to 1,650,000.

If approved, the Plan will be amended in the form provided in Exhibit D attached hereto.

Required Vote. Approval of Proposal Three will require the affirmative vote of a majority of the votes cast by holders of the Common Units and Class B Units considered together as a single class.

Effect of abstentions. Abstentions will not affect the vote on Proposal Three.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY’S 2008 OMNIBUS INCENTIVE COMPENSATION PLAN AMENDED JULY 22, 2010. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH AMENDMENT AND RESTATEMENT UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means or personal contact. Copies of materials for the Annual Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Company’s website at www.capitalpplp.com.

Morrow & Co., LLC, 470 West Ave, Stamford, CT 06902 has been retained to assist in soliciting proxies.

OTHER MATTERS

No other matters are expected to be presented for action at the Annual Meeting. Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS
Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

July 28, 2014
Piraeus, Greece

EXHIBIT A

MASTER VESSEL ACQUISITION AGREEMENT

THIS MASTER VESSEL ACQUISITION AGREEMENT (this “Agreement”) is made and entered into as of July 24, 2014 by and between Capital Product Partners L.P., a Marshall Islands limited partnership (“CPLP”), and Capital Maritime & Trading Corp., a Marshall Islands corporation (“Capital Maritime”). Each of CPLP and Capital Maritime is individually referred to from time to time herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, CPLP and Capital Maritime have had extensive discussions regarding the amendment of the Second Amended and Restated Agreement of Limited Partnership of CPLP, dated as of February 22, 2010, as amended (the “Partnership Agreement”), to reset the Incentive Distribution Rights (as defined in the Partnership Agreement), as set forth in the form of proposed amendment attached hereto as Exhibit A (the “Partnership Agreement Amendment”), subject to the terms and conditions set forth herein;

WHEREAS, the Parties have had extensive discussions regarding the acquisition of certain vessels from Capital Maritime and the right of first refusal to acquire certain other vessels from Capital Maritime (through, in each case, the acquisition by CPLP or any of its wholly owned subsidiaries of 100% of the Equity Interests (as defined below) of the relevant vessel-owning Capital Maritime subsidiary), in each case subject to the terms and conditions set forth herein, as consideration for the Partnership Agreement Amendment;

WHEREAS, Exhibit B set forth (a) the vessels proposed to be acquired by CPLP (the “Acquisition Vessels”) or subject to a right of first refusal (the “Right of First Refusal Vessels” and, collectively with the Acquisition Vessels, the “Vessels”) as specified thereon, (b) each wholly-owned subsidiary of Capital Maritime (each, a “CM Subsidiary” and, collectively, the “CM Subsidiaries”) that will acquire each such Vessel and is a party to the related shipbuilding contract (each a “Shipbuilding Contract” and, collectively, the “Shipbuilding Contracts”) and time charter (each, a “Charter” and, collectively, the “Charters”), if any, associated with each such Vessel, (c) the Shipbuilding Contract and Charter, if any, associated with each Vessel, (d) the expected delivery date of each Vessel (the actual delivery date of a Vessel being referred to herein as the “Vessel Delivery Date”), (e) the proposed acquisition price (the “Acquisition Price”) for 100% of the Equity Interests in the CM Subsidiary that, upon delivery under the applicable Shipbuilding Contract, will own such Acquisition Vessel and related assets to the extent provided in share purchase agreement between or among Capital Maritime, on the one hand, and CPLP and/or a wholly owned subsidiary of CPLP, on the other (as to each Vessel, the applicable “Share Purchase Agreement”), and (f) the deposit amount for each of the CM Subsidiaries that will acquire an Acquisition Vessel, to be paid by CPLP as provided for herein (each a “Deposit”).

WHEREAS, those discussions resulted in certain fundamental commercial principles;

WHEREAS, the Board of Directors of CPLP (the “Board”; references herein to the Board include any duly authorized committee thereof, as applicable and as the context requires) has determined that the transactions contemplated by this Agreement (collectively, the “Transactions”) are (i) in the best interest of, and fair and reasonable to, CPLP and its common unitholders exclusive of the general partner of CPLP and its affiliates, in each case, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to CPLP) and (ii) on terms no less favorable to CPLP than those generally provided to or available from unrelated third parties;

Exhibit A-1

WHEREAS, the Conflicts Committee of CPLP (the “Conflicts Committee”) has determined that the Transactions are (i) in the best interest of, and fair and reasonable to, CPLP and its common unitholders exclusive of the general partner of CPLP and its affiliates, in each case, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to CPLP) and (ii) on terms no less favorable to CPLP than those generally provided to or available from unrelated third parties;

WHEREAS, Capital Maritime desires, subject to the terms and conditions set forth herein, to vote (and to cause its Affiliates (as defined below) to vote) all of the securities of CPLP beneficially owned by it (and such Affiliates) in favor of the Partnership Agreement Amendment and the transactions contemplated thereby; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Transaction and also to prescribe various conditions to the Transactions;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, and intending to be legally bound, the Parties hereby agree as follows:

AGREEMENTS

ARTICLE I
DEFINITIONS

1.1           Definitions. In addition to the terms defined in the body of this Agreement, capitalized terms used herein shall have the respective meanings given to them as follows:

“Action” means any threatened, pending, or completed action, appeal, petition, plea, charge, complaint, claim, suit, demand, proceeding, litigation, hearing, inquiry, arbitration, mediation, investigation, audit, or similar event, occurrence, or proceeding by or before any Governmental Authority, whether civil, criminal, administrative, arbitrative or investigative.

“Affiliate” means, with respect to any relevant Person (as defined below), any other Person, that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control (each, as defined below) with, the relevant Person. Notwithstanding the foregoing, solely for the purposes of this Agreement each of Capital Maritime and the CM Subsidiaries will not be deemed to be Affiliates of CPLP or its subsidiaries, and vice versa.

“Business Day” means Monday through Friday of each week, except that a legal holiday on which banks are authorized or required to be closed in the City of New York, Athens, Greece, the People’s Republic of China or the Republic of the Marshall Islands will not be regarded as a Business Day.

“Commitment” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require a Person to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of a Person or owned by a Person; (c) statutory pre-emptive rights or pre-emptive rights granted under a Person’s organizational or constitutive documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to a Person.

Exhibit A-2

“Contract” means any contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, heads of agreement, promise, obligation, instrument, document, or other similar understanding, whether written or oral that is, in each case, Enforceable.

“Control” (and its derivatives and similar terms) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership or control of Voting Stock, by contract or otherwise.

“Enforceable” means, with respect to a relevant Contract, that such Contract is the legal, valid, and binding obligation of the applicable Person enforceable against such Person in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, or other Laws relating to or affecting the rights of creditors, and general principles of equity.

“Equity Interest” means (a) with respect to a corporation, any and all shares of capital stock and any Commitments with respect thereto, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, equity interests or other partnership/limited liability company interests, and any Commitments with respect thereto, and (c) any other direct or indirect equity ownership or participation in a Person.

“Governmental Authority” means any nation, state, sovereign, or government, any federal, regional, state, local, or political subdivision, and any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government.

“Law” means any applicable constitutional provision, statute, act, code, law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or other similar authority enacted, adopted, promulgated, or applied by any Governmental Authority having valid jurisdiction, each as amended and now and hereinafter in effect.

“Order” means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination by, before, or under the supervision of any Governmental Authority, arbitrator, or mediator.

“Organizational Document” means certificates of incorporation, by-laws, certificates of formation, limited liability company operating agreements, limited liability partnership agreements, partnership or limited partnership agreements, or other similar formation or governing documents of any Person.

“Person” means any individual or entity, including any corporation, limited liability company, partnership (general or limited), joint venture, association, joint stock company, trust, unincorporated organization or Governmental Authority.

“Voting Stock” means, with respect to any Person, Equity Interests in such Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or Persons with management authority performing similar functions) of such Person.

Exhibit A-3

1.2           Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or Law will be deemed to refer to such statute or Law, as amended, and also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference to this Agreement shall be deemed to refer to such agreement as amended, modified or supplemented from time to time. Any reference to a Party will also include such Party’s successors and permitted assigns.  The words “including,” “includes,” and “include” will be deemed to be followed by the phrase “without limitation.” All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, will include all other genders; the singular will include the plural, and vice versa; and the term “shall” means “will,” and vice versa. All references herein to Sections or subdivisions thereof will refer to the corresponding Section or subdivision thereof of this Agreement unless specific reference is made to such sections or subdivisions of another document or instrument. The terms “herein,” “hereby,” “hereunder,” “hereof,” “hereinafter,” and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used.

ARTICLE II
PARTNERSHIP AGREEMENT AMENDMENT; ACQUISITION OF VESSELS;
CONDITIONS PRECEDENT

2.1           Partnership Agreement Amendment. Subject to the terms and conditions herein, on or promptly after Unitholder Approval (as defined below) has been obtained, Capital Maritime shall execute and deliver, in its capacity as organizational limited partner of CPLP, and Capital Maritime shall cause the general partner of the Partnership (the “General Partner”), on its own behalf and for and on behalf of the limited partners of CPLP pursuant to the powers of attorney granted under the Partnership Agreement, to execute and deliver, the Partnership Agreement Amendment (such date of execution and delivery being referred to herein as the “Amendment Date”).

2.2           Conditions Precedent to Partnership Agreement Amendment.  The execution and delivery of the Partnership Agreement Amendment shall be subject to the satisfaction of each of the following:

(a)           The Partnership Agreement Amendment and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of (i) a majority of the CPLP Common Units and Class B Convertible Preferred Units (voting on an as-converted basis) outstanding and entitled to vote at the Meeting (as defined below), voting together, and (ii) a majority of the CPLP Common Units outstanding and entitled to vote at the Meeting, voting separately as a class (“Unitholder Approval”), at a meeting of the holders of CPLP securities held to consider and vote upon the approval of the Partnership Agreement Amendment and any other matters required to be approved by CPLP’s unitholders for consummation of the Transactions (the “Meeting”).

(b)           No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no Law shall have been enacted or adopted, that enjoins, prohibits or makes illegal consummation of any of the Transactions, and no action, proceeding or investigation by any Governmental Authority with respect to the Transactions shall be pending that seeks to restrain, enjoin, prohibit, delay or make illegal the consummation of the Transactions or to impose any material restrictions or requirements thereon or on the Parties with respect thereto; provided, however, that prior to invoking this condition, each Party shall have complied fully with its obligations under this Agreement.

Exhibit A-4

(c)           In the case of CPLP (and which may be waived solely by CPLP):

(i)           each of the representations and warranties contained herein of Capital Maritime shall be true and correct as of the date of this Agreement and upon the Amendment Date with the same effect as though all such representations and warranties had been made on the Amendment Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case, in all material respects.

(ii)           each and all of the agreements and covenants of Capital Maritime to be performed and complied with pursuant to this Agreement on or prior to the Amendment Date shall have been duly performed and complied with in all material respects; and

(iii)           CPLP shall have received a certificate signed by an executive officer of Capital Maritime, dated the Amendment Date, to the effect set forth in Section 2.2(c)(i) and Section 2.2(c)(ii).

(d)           In the case of Capital Maritime (and which may be waived solely by Capital Maritime):

(i)           each of the representations and warranties contained herein of CPLP shall be true and correct as of the date of this Agreement and upon the Amendment Date with the same effect as though all such representations and warranties had been made on the Amendment Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case, in all material respects.

(ii)           each and all of the agreements and covenants of CPLP to be performed and complied with pursuant to this Agreement on or prior to the Amendment Date shall have been duly performed and complied with in all material respects; and

(iii)           Capital Maritime shall have received a certificate signed by an executive officer of CPLP, dated the Amendment Date, to the effect set forth in Section 2.2(d)(i) and Section 2.2(d)(ii).

(e)           CPLP shall have received an opinion from Watson, Farley & Williams LLP, counsel to CPLP, to the effect that the Partnership Agreement Amendment will not affect the limited liability of any limited partner of CPLP under applicable law.

2.3           Vessel Acquisitions. Subject to the terms and conditions herein, on or promptly after each Vessel Delivery Date (or, if later, the Bona Fide Offer (as defined below)), CPLP shall purchase from Capital Maritime (or such other Capital Maritime Entity (as defined below)), and Capital Maritime shall sell (or cause to be sold) to CPLP or any of its wholly owned subsidiaries, 100% of the Equity Interests in each CM Subsidiary that will own such Acquisition Vessel and, to the extent provided in the applicable Share Purchase Agreement, related assets at the Acquisition Price and, subject to CPLP’s election under Article V, such Right of First Refusal Vessel and related assets at the price and other terms (subject to Section 5.2) specified in the Offer (as defined below).

2.4           Conditions Precedent to Vessel Acquisitions. The acquisition by CPLP of 100% of the Equity Interests in a CM Subsidiary and the sale by Capital Maritime or other Capital Maritime Entity of 100% of the Equity Interests in such CM Subsidiary shall be subject to the satisfaction of each of the following:

(a)           The Amendment Date shall have occurred.

Exhibit A-5

(b)           The relevant Vessel Delivery Date shall have occurred.

(c)           In the case of Capital Maritime (and which may be waived solely by Capital Maritime), within 30 days of receiving Unitholder Approval, CPLP shall have paid the Deposit, if applicable, with respect to such CM Subsidiary by wire transfer of immediately available funds to an account specified by Capital Maritime prior to such time, which Deposit shall be credited towards the relevant Acquisition Price.

(d)           Each of CPLP and Capital Maritime shall have executed and delivered the applicable Share Purchase Agreement for such Vessel, substantially in the form of Exhibit C (and further subject to the accuracy of and compliance by the Parties or their respective Affiliates with the representations, warranties, agreements and covenants set forth therein).

(e)           Each of CPLP and Capital Ship Management Corp. shall have executed and delivered an amendment to the Floating Rate Management Agreement for such Vessel, substantially in the form of Exhibit D (each, a “Management Agreement Amendment”).

(f)           In the case of CPLP (and which may be waived solely by CPLP), with respect to those two Acquisition Vessels specified on Exhibit B that are not as of the date hereof subject to a time charter, such CM Subsidiary shall have entered into a time charter with Capital Maritime (or (i) a wholly owned subsidiary of Capital Maritime if supported by an irrevocable and unconditional guaranty, in form and substance reasonably acceptable to CPLP, supporting all of such subsidiary’s payment and other obligations under such time charter, or (ii) other Person that is not an Affiliate of Capital Maritime, reasonably acceptable to CPLP, of the same or better financial wherewithal and standing and creditworthiness as Capital Maritime) providing for a term of at least 24 months (plus or minus 30 days), at a rate of at least US$17,000 per day with a 50/50 profit sharing component above such daily rate (with settlement every six months) substantially in the forms attached hereto as Exhibit E, in each case which time charter shall be effective no later than the applicable Vessel Delivery Date, or Capital Maritime shall have otherwise entered into an agreement with CPLP or such CM Subsidiary to provide CPLP with substantially the same economic rights and benefits as if such a time charter with such a term and rate structure had been entered into on the Vessel Delivery Date (collectively, the “Backstop Charter Arrangements”).

(g)           CPLP shall have obtained debt and/or equity financing, on commercially reasonable terms, in amounts sufficient to consummate the acquisition of such CM Subsidiary, as determined by the Board in its sole discretion.

2.5           Best Efforts. Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, desirable or advisable under applicable Laws, so as to permit consummation of the Transactions promptly and otherwise to enable consummation of the Transactions, including, without limitation, obtaining (and cooperating with the other parties hereto to obtain) any third party approval that is required to be obtained by either Party or any of their respective Affiliates in connection with the Transactions, and using commercially reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Transactions, and using commercially reasonable best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages, and each shall cooperate fully with the other Party to that end, and shall furnish to the other Party copies of all correspondence, filings and communications between it and its Affiliates and any Governmental Authority with respect to the Transactions.  In complying with the foregoing, neither Party nor its Affiliates shall be required to take measures that would have a material adverse effect on it and such Affiliates taken as a whole.

Exhibit A-6

2.6           Share Purchase Agreements.

(a)           Each Party hereby makes the representations and warranties (other than due execution and delivery of the Share Purchase Agreements) and, subject to the terms and conditions of this Agreement (including Section 2.4 and, if applicable, Article V), agrees to the covenants and agreements in the Share Purchase Agreements (in the form attached as Exhibit C) to be made by or agreed to by such Party therein with respect to each Vessel and CM Subsidiary, except to the extent such representations, warranties, covenants and agreements could not be true or correct or complied with solely because such representation, warranty, covenant or agreement assumes the completion of the relevant Vessel, the occurrence of the relevant Vessel Delivery Date, the occurrence of the Backstop Arrangements or the execution and delivery of a Management Agreement Amendment, but shall apply and shall be deemed made and agreed to on and after such completion, occurrence or execution and delivery, as the case may be.

(b)           Each Party shall take or refrain from taking (and Capital Maritime shall cause each CM Subsidiary to take or refrain from taking), as the case may be, any action that would cause (a) any of the representations or warranties of such Party or its Affiliate in the Share Purchase Agreements from not being true and correct, to the extent required to consummate the acquisition by CPLP of 100% of the Equity Interests in the CM Subsidiaries and the other transactions contemplated thereby, on the relevant date(s) or (b) such Party or its Affiliate to fail to comply with any of the covenants or agreements in the Share Purchase Agreements, to the extent required by the Share Purchase Agreements to consummate the acquisition by CPLP of 100% of the Equity Interests in the CM Subsidiaries and the other transactions contemplated thereby, when so required in the Share Purchase Agreements.

2.7           Deposits. If for any or no reason an Acquisition Vessel (through the acquisition of the relevant CM Subsidiary as contemplated by this Agreement) has not been acquired by CPLP within 30 days of the relevant Vessel Delivery Date, then within three Business Days after such 30-day period expires Capital Maritime shall refund the related Deposit to CPLP by wire transfer of immediately available funds to an account specified by CPLP prior to such time. In addition, if for any reason or no reason an Acquisition Vessel (through the acquisition of the relevant CM Subsidiary as contemplated by this Agreement) has not been acquired because the relevant Acquisition Vessel has not been delivered by the last day by which such Acquisition Vessel may be delivered in accordance with the terms of its applicable Shipbuilding Contract and Charter (whichever occurs first, in the event such last day differs between such Shipbuilding Contract and Charter), then within three Business Days after such date, Capital Maritime shall refund the related Deposit to CPLP by wire transfer of immediately available funds to an account specified by CPLP prior to such time.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CPLP

CPLP hereby represents and warrants to Capital Maritime that, as of the date hereof, as of the Amendment Date and as of the date of any Vessel acquisition:

3.1           Organization and Qualification. CPLP is a corporation, has been duly formed or organized, and is validly existing and in good standing, under the Laws of the jurisdiction of its formation or organization. There is no pending or, to the actual knowledge of the senior management of CPLP, threatened, Action (or basis therefor) for the dissolution, liquidation, or insolvency of CPLP.

Exhibit A-7

3.2           Authority; Enforceability. CPLP has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it.  This Agreement has been duly executed and delivered by CPLP. This Agreement constitutes the valid and binding obligation of CPLP, Enforceable against CPLP in accordance with the terms hereof.

3.3   No Conflicts; Consents, Etc. The execution by CPLP of this Agreement and the performance by CPLP of the Transactions do not and, assuming the Unitholder Approval has been obtained at the Meeting, will not (a) violate, conflict with, result in a default under or require consent under the Organizational Documents of CPLP, (b) violate, conflict with, or result in a violation of (whether after the giving of notice, lapse of time or both) any Law, (c) require any consent, authorization, approval or order from, or registration, qualification or filing with, any Governmental Authority, other than those which have been obtained or made, as the case may be, (d) require any consent from any other third Person (other than Capital Maritime, the General Partner or their respective Affiliates, including Capital Ship Management Corp.), which consent has not been obtained, or (e) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any Contract, Order or permit to which CPLP is a party or by which CPLP is bound or to which any of CPLP’s assets is subject, which violations or defaults have not been waived.  CPLP has obtained (or will obtain, with respect to any future Vessel acquisitions) all necessary consents, authorizations, approvals and Orders, and has made (or will make, in the case of any future Vessel acquisitions) all registrations, qualifications, designations, declarations or filings with all federal, state, or other relevant Governmental Authorities, required by such authorities to be obtained or made, as applicable, by it in connection with the consummation of the Transactions.

3.4           The Board Recommendation. The Board delegated to the Conflicts Committee the authority of the Board to negotiate the terms and conditions of the Transactions, subject to final approval by the Board, and to determine whether to approve the Transactions by Special Approval (as defined in the Partnership Agreement). The Conflicts Committee has determined that the Transactions are (i) in the best interest of, and fair and reasonable to, CPLP and its common unitholders exclusive of the general partner of CPLP and its affiliates, in each case, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to CPLP) and (ii) on terms no less favorable to CPLP than those generally provided to or available from unrelated third parties, and has approved the Transactions and this Agreement.  The Board has determined that the Transactions are (i) in the best interest of, and fair and reasonable to, CPLP and its common unitholders exclusive of the general partner of CPLP and its affiliates, in each case, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to CPLP) and (ii) on terms no less favorable to CPLP than those generally provided to or available from unrelated third parties, and has approved the Transactions and this Agreement.

3.5           Fairness Opinion.  Evercore Group L.L.C. has delivered to the Conflicts Committee its written opinion to the effect that, as of the date the Board approved this Agreement and subject to certain assumptions, qualifications, limitations and other matters, the Acquisition Prices to be paid for the Acquisition Vessels and the Partnership Agreement Amendment is fair, from a financial point of view, to the unaffiliated unitholders of CPLP, it being agreed that Capital Maritime may not rely upon such opinion.

Exhibit A-8

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CAPITAL MARITIME

Capital Maritime hereby represents and warrants to CPLP that, as of the date hereof, as of the Amendment Date and as of the date of any Vessel acquisition:

4.1           Organization and Qualification. Capital Maritime and each CM Subsidiary is a corporation, has been duly formed or organized, and is validly existing and in good standing, under the Laws of the jurisdiction of its formation or organization. There is no pending or, to the actual knowledge of the senior management of Capital Maritime, threatened, Action (or basis therefor) for the dissolution, liquidation, or insolvency of Capital Maritime.

4.2           Authority; Enforceability. Capital Maritime has all requisite power and authority to execute and deliver this Agreement, to consummate the Transactions and to perform all of the terms and conditions hereof to be performed by it. This Agreement has been duly executed and delivered by Capital Maritime. This Agreement constitutes the valid and binding obligations of Capital Maritime, Enforceable against Capital Maritime in accordance with the terms hereof.

4.3   No Conflicts; Consents, Etc.  The execution by Capital Maritime of this Agreement and the performance by Capital Maritime of the Transactions do not and, assuming the Unitholder Approval has been obtained at the Meeting, will not (a) violate, conflict with, result in a default under or require consent under the Organizational Documents of Capital Maritime or any CM Subsidiary, (b) violate, conflict with, or result in a violation of (whether after the giving of notice, lapse of time or both) any Law, (c) require any consent, authorization, approval or order from, or registration, qualification or filing with, any Governmental Authority, other than those which have been obtained or made, as the case may be, (d) require any consent from any other third Person (including Capital Maritime, the General Partner or their respective Affiliates, including Capital Ship Management Corp.), which consent has not been obtained, or (e) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any Contract, Order or permit to which Capital Maritime or a CM Subsidiary a is a party or by which Capital Maritime or a CM Subsidiary is bound or to which any of Capital Maritime’s or a CM Subsidiary’s assets is subject, which violations or defaults have not been waived. Capital Maritime has obtained (or will obtain, with respect to any future Vessel acquisitions) all necessary consents, authorizations, approvals and Orders, and has made (or will make, in the case of any future Vessel acquisitions) all registrations, qualifications, designations, declarations or filings with all federal, state, or other relevant Governmental Authorities, required by such authorities to be obtained or made, as applicable, by it in connection with the consummation of the Transactions.

ARTICLE V
RIGHT OF FIRST REFUSAL

5.1           Procedures. In the event that Capital Maritime, a CM Subsidiary or any of their respective Affiliates (collectively, a “Capital Maritime Entity”) receives an offer from a third Person (an “Offeree”) to acquire a Right of First Refusal Vessel, either directly or indirectly through the purchase of 100% of the Equity Interests of a CM Subsidiary or otherwise (a “Bona Fide Offer”), then not later than five Business Days after receipt of the Bona Fide Offer Capital Maritime shall notify the Board and offer CPLP the opportunity to purchase the Right of First Refusal Vessel and related assets, including the related Shipbuilding Contract and Charter, as applicable (the “Offered Assets”), for the acquisition price specified in the Bona Fide Offer, in accordance with and subject to this Section and Section 2.4 (the “Offer”). The Offer shall set forth the terms and conditions of the Bona Fide Offer. As soon as practicable after the Offer is made but in any event, within five Business Days after receipt of such notification (subject to Section 5.2), CPLP shall notify Capital Maritime in writing that either:

Exhibit A-9

(a)           the Board has elected not to cause CPLP to purchase such Offered Assets, in which event the Capital Maritime Entity shall be free for a period of 60 Business Days to enter into a contract for sale for and/or sale of, as applicable, the Offered Assets to the Offeree (and after which 60 Business Day period this Article V shall again apply to such Offered Assets); or

(b)           the Board has elected to cause CPLP to acquire such Offered Assets, in which event such Offered Assets shall be acquired pursuant to the terms and conditions of this Agreement, including Section 2.4.

5.2           Offer Terms. If the Bona Fide Offer is not for cash, includes the proposed acquisition by the Offeree of other or different assets or is otherwise on terms that are not substantially comparable with a transaction of the type contemplated by this Agreement for the acquisition of a Vessel by CPLP, Capital Maritime and the Board shall negotiate in good faith a cash purchase price based on the fair market value of any non-cash consideration and other terms, as applicable, so as to permit the acquisition of the Offered Assets as contemplated by this Agreement.

5.3           Omnibus Agreement. The provisions hereof shall be in addition to, and not in substitution of, those set forth in that certain First Amended and Restated Omnibus Agreement among Capital Maritime, the General Partner, Capital Product Operating L.L.C. and CPLP, dated as of September 30, 2011.

ARTICLE VI
UNITHOLDER MEETING; OTHER COVENANTS

6.1           CPLP Unitholder Approval.

(a)           Subject to the terms and conditions of this Agreement, CPLP shall take, in accordance with applicable Law, applicable stock exchange rules and the Partnership Agreement, all action necessary to call, hold and convene the Meeting promptly after the date hereof.

(b)           CPLP shall take all reasonable lawful action to solicit such approval by the holders of CPLP securities entitled to vote at the Meeting.

6.2           Agreement to Support.

(a)           Capital Maritime hereby irrevocably and unconditionally agrees that, at the Meeting and at any other meeting of the unitholders of CPLP, however called, including any adjournment or postponement thereof, and in connection with any written consent of the unitholders of CPLP relating to this Agreement or the Transactions, Capital Maritime shall, and shall cause its Affiliates to, to the fullest extent that they are entitled to vote thereon or consent thereto:

(i)           appear at each such meeting or otherwise cause the CPLP securities owned by it or such Affiliate to be counted as present thereat for purposes of calculating a quorum; and

(ii)           vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of the CPLP securities owned by it or such Affiliate in favor of the approval and adoption of this Agreement, the approval of the Partnership Agreement Amendment and any other action required in furtherance thereof submitted for the vote or written consent of unitholders.

Exhibit A-10

(b)           Capital Maritime hereby covenants and agrees that, except for this Section 6.2, Capital Maritime and its Affiliates (i) have not entered into, and shall not enter into at any time while this Section 6.2 remains in effect, any voting agreement or voting trust with respect to the CPLP securities owned by it or such Affiliate and (ii) have not granted, and shall not grant at any time while this covenant remains in effect, a proxy, consent or power of attorney with respect to the CPLP securities owned by it or such Affiliate.

      (c)     This Section 6.2 shall remain in effect until the earliest to occur of (i) the Amendment Date, (ii) the termination of this Agreement in accordance with its terms or (iii) the written agreement of the Parties to terminate this Section 6.2. After the occurrence of such applicable event, this Section 6.2 shall terminate and be of no further force and effect.

6.3           Proxy Statement.

(a)           Each of the Parties agrees to cooperate in the preparation of a proxy statement (the “Proxy Statement”) to be mailed to its unitholders and filed on Form 6-K by CPLP with the Securities and Exchange Commission (the “SEC”) in connection with the Meeting as contemplated by this Agreement. Provided Capital Maritime has cooperated as required herein, CPLP agrees to mail to its unitholders and file the Proxy Statement with the SEC as promptly as practicable. Each of the Parties agrees to furnish to the other Party all information concerning such Party and its Affiliates, as applicable, and to take such other action as may be reasonably requested in connection with the foregoing.

(b)           Each of the Parties agrees, as to itself and its Affiliates, that the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to unitholders and at the times of the Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Parties further agrees that if it shall become aware prior to the Meeting of any information that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, it will promptly inform the other party thereof and take the necessary steps to correct such information in an amendment or supplement to the Proxy Statement.

(c)           CPLP will advise Capital Maritime, promptly after CPLP receives notice thereof, of the time when any supplement or amendment to the Proxy Statement has been filed.

6.4           Third Party Approvals.

(a)           The Parties shall (and shall cause their respective Affiliates to) cooperate and use their respective commercially reasonable best efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties necessary to consummate the Transactions and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Partnership Agreement Amendment to be effective as expeditiously as practicable. Each of the Parties shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authorities in connection with the Transactions. In exercising the foregoing right, each of the Parties agrees to act reasonably and promptly. Each Party agrees that it will consult with the other Party with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

Exhibit A-11

(b)           Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Affiliates, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any filing, notice or application made by or on behalf of such other party or any of such Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

ARTICLE VII
MISCELLANEOUS

7.1           Remedies.  Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at Law or in equity.  Nothing herein will be considered an election of remedies. In addition, any successful Party is entitled to recover from any other Party against whom any claim or dispute is successfully brought its reasonable costs related to enforcing this Agreement, including reasonable attorneys’ and experts’ fees, and arbitration expenses. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NEITHER ANY PARTY NOR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE HEREUNDER TO ANY PERSON FOR ANY (I) PUNITIVE OR EXEMPLARY DAMAGES OR (II) LOST PROFITS OR CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES, EXCEPT IN EACH CASE OF THE FOREGOING CLAUSES (I) AND (II), TO THE EXTENT ANY SUCH DAMAGES OR LOST PROFITS ARE INCLUDED IN ANY ACTION BY A THIRD PARTY AGAINST SUCH PERSON FOR WHICH IT IS ENTITLED TO RELIEF UNDER THIS AGREEMENT.

7.2           Notices.  All notices, requests, demands, claims and other communications hereunder will be in writing as set forth below:

if to CPLP:

c/o Capital Ship Management Corp.
3 Iassonos Street
Piraeous, Greece
Facsimile: +30 210 428 4285
Attn: Ioannis E. Lazaridis
E-mail: i.lazaridis@capitalmaritime.com

with a copy to the Chairman of the Conflicts Committee:

To the physical address, facsimile number or e-mail address on record for the Chairman at CPLP’s principal offices.

if to Capital Maritime:

c/o Capital Ship Management Corp.
3 Iassonos Street
Piraeous, Greece
Facsimile: +30 210 428 4285
Attn: Ioannis E. Lazaridis
E-mail: i.lazaridis@capitalmaritime.com

Exhibit A-12

Notices and other communications sent (a) by hand or overnight courier service shall be deemed to have been given one Business Day after being sent, (b) by certified or registered mail, shall be deemed to have been given three Business Days after being sent, or (c) by telecopier, facsimile or electronic mail shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Any Party, may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, messenger service, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party, may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

7.3   Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Partnership Agreement Amendment may be abandoned at any time prior to the Amendment Date, whether before or after obtaining Unitholder Approval:

(a)           By the mutual consent of the Parties in a written instrument.

(b)           By either of the Parties upon written notice to the other, if:

(i)           the Amendment Date has not occurred on or before October 31, 2014 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 7.3(b)(i) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the primary cause of, or resulted in, the failure of the Amendment Date to have occurred on or before such date;

(ii)           any Governmental Authority has issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Partnership Agreement Amendment or any of the Transactions or making the Transactions illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable (provided that the terminating party is not then in breach of Section 2.5);

(iii)           CPLP fails to obtain the Unitholder Approval at the Meeting; provided, however, that the right to terminate this Agreement under this Section 7.3(b)(iii) shall not be available to CPLP where the failure to obtain the Unitholder Approval shall have been caused by the action or failure to act of CPLP and such action or failure to act constitutes a material breach by CPLP of this Agreement;

(iv)           there has been a material breach of or any material inaccuracy in any of the representations or warranties set forth in this Agreement on the part of the other Party, which breach is not cured within 30 days following receipt by the breaching Party of written notice of such breach from the terminating Party, or which breach, by its nature, cannot be cured prior to the Termination Date (provided in any such case that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); provided, however, that no Party shall have the right to terminate this Agreement pursuant to this Section 7.3(b)(iv) unless the breach of a representation or warranty, together with all other such breaches, would entitle the Party receiving such representation not to consummate the transactions contemplated by this Agreement under Section 2.2(c)(i) (in the case of a breach of representation or warranty by Capital Maritime) or Section 2.2(d)(i) (in the case of a breach of representation or warranty by CPLP);

Exhibit A-13

(v)           if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of any other party, which breach has not been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Termination Date (provided in any such case that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); provided, however, that no Party shall have the right to terminate this Agreement pursuant to this Section 7.3(b)(v) unless the breach of covenants or agreements, together with all other such breaches, would entitle the Party receiving the benefit of such covenants or agreements not to consummate the transactions contemplated by this Agreement under Section 2.2(c)(ii) (in the case of a breach of covenants or agreements by Capital Maritime) or Section 2.2(d)(ii) (in the case of a breach of covenants or agreements by CPLP); or

7.4           Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.3, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision of this Agreement pursuant to which such termination is made, and except as provided in this Section 7.4 and Section 7.11 (other than Article VII) shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of the Parties, except as set forth in Section 7.15; provided, that nothing herein shall relieve any party from any liability or obligation with respect to any fraud or intentional breach of this Agreement.

7.5           Headings.  The Article and Section headings contained in this Agreement are inserted for convenience only and will not affect the meaning or interpretation of this Agreement.

7.6           Successors and Assigns.  This Agreement shall inure to the benefit of, and be binding upon, the successors and permitted assigns of the Parties.

7.7           Entire Agreement. This Agreement, together with the Exhibit hereto, constitute the entire agreement and understanding of the Parties in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof. There are no third party beneficiaries having rights under or with respect to this Agreement.

7.8           Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. Facsimile signatures shall be as effective as originals hereto.

7.9           Governing Law.  This Agreement shall be governed by and construed in accordance with the Law of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than State of Delaware.

Exhibit A-14

7.10           Submission to Jurisdiction.

(a)           Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery in the State of Delaware, or if (but only if) that court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts and to accept service of process in any manner permitted by such courts.  Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to lawfully serve process, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (A) the proceeding in such court is brought in an inconvenient forum, (B) the venue of such proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

(b)           By its execution and delivery of this Agreement, each of the Parties (i) irrevocably designates and appoints the Trust Company (Marshall Islands) as its authorized agent (the “Agent”) upon which process may be served in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby and (ii) agrees that service of process upon its Agent shall be deemed, in every respect, effective service of process upon such Party, as applicable, in any such proceeding. Each Party further agrees, at its own expense, to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of its Agent in full force and effect. The foregoing shall not limit the rights of any party to serve process in any other manner permitted by Law.

7.11           Survival. Subject to Section 7.4 with respect to fraud or intentional breach of this Agreement, all representations, warranties, agreements and covenants contained in this Agreement shall not survive termination of this Agreement if this Agreement is terminated prior to the Amendment Date; provided, however, that, if the Amendment Date occurs (a) the representations and warranties of the Parties contained in this Agreement shall survive in perpetuity and (b) the covenants and other agreements of the Parties contained in this Agreement will survive and remain in effect indefinitely unless a specified period is expressly set forth in this Agreement (in which event such specified period will control).

7.12           Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be valid, legal and enforceable under applicable Law. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be reformed, construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein and there had been contained herein instead such valid, legal and enforceable provision.

Exhibit A-15

7.13           Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Party in the performance by that Party of its obligations with respect to the other Party is not a consent or waiver to or of any other breach or default in the performance by that Party of the same or any other obligations of that Party with respect to the other Party. Failure on the part of a Party to complain of any act of any other Party or to declare any Party in default with respect to the other Party, irrespective of how long that failure continues, does not constitute a waiver by that Party of its rights with respect to that default until the applicable statute-of-limitations period has run.

7.14           Further Assurances.  In connection with this Agreement and the Transactions, each Party will execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the Transactions.

7.15           Expenses. Except as otherwise expressly provided in this Agreement, Apache, on the one hand, and Alinda, on the other hand, shall each bear their own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

7.16           Waiver; Amendment.  Subject to compliance with applicable Law, prior to or after the Amendment Date, any provision of this Agreement may be (a) waived in writing by the Party benefitted by the provision and approved by the Conflicts Committee in the case of CPLP and executed in the same manner as this Agreement, or (b) amended or modified at any time, whether before or after the Unitholder Approval by an agreement in writing between the parties hereto approved by the Board in the case of CPLP and executed in the same manner as this Agreement; provided, that after Unitholder Approval, no amendment shall be made that requires further CPLP unitholder approval without such approval.

[Remainder of page intentionally left blank]

Exhibit A-16

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

CAPITAL PRODUCT PARTNERS L.P.

By:	Its General Partner, Capital GP L.L.C.

By:	/s/ Ioannis Lazaridis
	Name:	Ioannis Lazaridis
	Title:	CEO & CFO

CAPITAL MARITIME & TRADING CORP.

By:	/s/ Evangelos Marinakis
	Name:	Evangelos Marinakis
	Title:	CEO

Exhibit A-17

EXHIBIT A

PARTNERSHIP AGREEMENT AMENDMENT

A-1

EXHIBIT B

VESSEL INFORMATION

B-1

EXHIBIT C

FORM OF SHARE PURCHASE AGREEMENT

C-1

EXHIBIT D

FORM OF AMENDMENT TO
FLOATING RATE MANAGEMENT AGREEMENT

D-1

EXHIBIT E

TIME CHARTERS

E-1

EXHIBIT B

FOURTH AMENDMENT TO SECOND AMENDED AND RESTATED AGREEMENT
OF LIMITED PARTNERSHIP OF CAPITAL PRODUCT PARTNERS L.P.

THIS FOURTH AMENDMENT, dated as of August [●], 2014 (this “Amendment”), to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (the “Partnership”), dated as of February 22, 2010, as amended (the “LP Agreement”), is entered into by the Partnership.

WHEREAS, the Partnership and Capital Maritime & Trading Corp. (the “General Partner”) have entered into a Master Vessel Acquisition Agreement, dated as of July 24, 2014 (the “Master Agreement”), pursuant to which the Partnership and the General Partner have agreed to certain vessel purchases, options to purchase vessels and charter rates for vessels thereunder;

WHEREAS, the Board of Directors has determined, in accordance with a recommendation from the conflicts committee of the Board of Directors, that amending the LP Agreement to revise the target distributions to holders of Incentive Distribution Rights (as defined in the LP Agreement) in connection with the transactions contemplated by the Master Agreement, is (i) in the best interest of, and fair and reasonable to, the Partnership and its common unitholders exclusive of the general partner of the Partnership and its affiliates, in each case, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership) and (ii) on terms no less favorable to the Partnership than those generally provided to or available from unrelated third parties;

WHEREAS, the Board of Directors has determined that the amendments to the LP Agreement set forth herein are necessary and appropriate in connection with the transactions contemplated by the Master Agreement, including the revision of the target distributions to holders of Incentive Distribution Rights;

WHEREAS, a majority of the Partnership’s Common Units and Class B Convertible Preferred Units (voting on an as-converted basis) outstanding and entitled to vote, voting together, and a majority of the Partnership’s Common Units outstanding and entitled to vote, voting separately as a class, at a meeting of the holders of the Partnership’s securities held on August 21, 2014, to consider and vote upon the approval of this Amendment and any other matters required to be approved by the Partnership’s unitholders for execution and delivery of this Amendment and the other transactions contemplated by the Master Agreement, have approved this Amendment at such meeting; and

WHEREAS, all other conditions precedent to the execution and delivery of this Amendment under the Master Agreement have been satisfied or waived by the requisite parties.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows, intending to be legally bound hereby:

1.           Amendments to the LP Agreement.

1.1           Section 1.1 of the LP Agreement is hereby amended to amend and restate in their entirety the following definitions as follows:

“Minimum Quarterly Distribution” means $0.2325 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, 2007, it means the product of $0.3750 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

Exhibit B-1

“First Target Distribution” means $0.2425 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2007, it means the product of $0.4313 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Second Target Distribution” means $0.2675 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2007, it means the product of $0.4688 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Third Target Distribution” means $0.2925 per unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2007, it means the product of $0.5625 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

1.2           Section 6.2(b)(v) of the LP Agreement is hereby amended and restated in its entirety as follows:

(v)
Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 33% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

2.           Miscellaneous.

2.1           All other provisions of the LP Agreement are hereby ratified and confirmed in all respects.

2.2           This Amendment shall be construed in accordance with and governed by the laws of the Republic of the Marshall Islands, without regard to the principles of conflicts of law.

2.3           This Amendment may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit B-2

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

GENERAL PARTNER:

Capital GP L.L.C.,

By:
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

ORGANIZATIONAL LIMITED PARTNER:

Capital Maritime & Trading Corp.,

By:
	Name:	Evangelos M. Marinakis
	Title:	Chief Executive Officer

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

Capital GP L.L.C.,

By:
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

[Signature Page to Fourth Amendment to LP Agreement of Capital Product Partners L.P.]

Exhibit B-3

E v e r c o r e G r o u p  L. L. C.

EXHIBIT C

July 22, 2014

Conflicts Committee of the Board of Directors
of Capital Product Partners L.P.
c/o Capital Maritime & Trading Corp.
3, Iassonos st. 18537 Piraeus Greece

Attn: Mr. Keith Forman, Chairman

Members of the Conflicts Committee of the Board of Directors:

We understand that Capital Product Partners L.P., a Marshall Islands limited partnership (the “Partnership”), proposes to enter into a Master Vessel Acquisition Agreement dated as of July [22], 2014 (the “Agreement”) with Capital Maritime & Trading Corp., a Marshall Islands corporation (the “Sponsor”). Pursuant to the Agreement, the Sponsor will agree to sell to the Partnership two 50,000 deadweight ton (“DWT”) medium range product tankers currently under construction at Samsung Heavy Industries (Ningbo) Co., Ltd. (“SHI”) and three 9,100 twenty-foot equivalent (“TEU”) containerships currently under construction at Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”) and Daewoo-Mangalia Heavy Industries S.A. (“DMHI”) (taken together the “Acquisition Vessels”). Upon delivery of each of the Acquisition Vessels to the Sponsor and subject to certain closing conditions, the Sponsor will transfer to the Partnership all of the outstanding common stock of Dias Container Carrier S.A. and Poseidon Container Carrier S.A., all Marshall Islands corporations and Isiodos Product Carrier S.A., Titanas Product Carrier S.A. and Atrotos Container Carrier S.A., all Liberian corporations (together the “Vessel Owning Subsidiaries”). The Sponsor will also provide the Partnership with (i) a backstop for the employment of the two medium range product tankers at specified terms (the “Backstop Charter Arrangements”), and (ii) a right of first refusal (“Right of First Refusal”) on six additional medium range product tankers identified in the Agreement (“Right of First Refusal Vessels”). In exchange for the Acquisition Vessels, the Backstop Charter Arrangements and the Right of First Refusal, the Partnership will pay consideration for the Acquisition Vessels comprised of $33,500,000 of cash for each medium range product tanker and $81,500,000 of cash for each containership, and enter into a fourth amendment (the “Partnership Agreement Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of the Partnership (as amended, the “LP Agreement”) to amend and restate the incentive distribution right terms (the “Consideration”) (the aforementioned taken together the “Transaction”).  The terms and conditions of the Transaction are more fully set forth in the Agreement and terms used and not defined herein shall have the meanings ascribed thereto in the Agreement.

You, in your capacity as the Conflicts Committee of the Board of Directors of the Partnership (the “Committee”), have asked us whether, in our opinion, the Consideration is fair, from a financial point of view, to the unaffiliated unitholders of the Partnership, defined as the holders of Partnership Common Units, excluding (i) the Partnership, (ii) Capital GP L.L.C., the general partner of the Partnership (the “General Partner”), (iii) the Sponsor, (iv) members of management of the Partnership and the General Partner, (vi) members of the Boards of Directors of the Partnership and the General Partner, and (vii) their respective affiliates.

Evercore Group L.L.C.  55 East 52nd Street New York, NY 10055  Tel: 212.857.3100  Fax: 212.857.3101

Exhibit C-1

Conflicts Committee of the Board of Directors
of Capital Product Partners L.P.
July 22, 2014

In connection with rendering our opinion, we have, among other things:

(i)
reviewed certain publicly available business and financial information relating to the Partnership that we deemed to be relevant, including publicly available research analysts’ estimates of future financial performance on a standalone basis;

(ii)
reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Partnership prepared and furnished to us by management of the Partnership;

(iii)	reviewed certain non-public projected financial data relating to the Acquisition Vessels and the Partnership under business assumptions prepared and furnished to us by management of the Partnership;

(iv)	reviewed certain non-public projected operating data relating to the Acquisition Vessels and the Partnership prepared and furnished to us by management of the Partnership;

(v)
discussed the past and current operations of, and the projected financial and operating data relating to, the Acquisition Vessels and the Partnership and the current financial condition of the Partnership with management of the Partnership (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the reported prices and the historical trading activity of the Partnership’s common units;

(vii)	reviewed the terms and conditions of the third-party charter contracts and form of sponsor provided charter contracts related to the Acquisition Vessels;

(viii)	reviewed historical transactions involving assets similar to the Acquisition Vessels;

(ix)	reviewed certain charter-free and charter-attached appraisals of the Acquisition Vessels and the Partnership’s current fleet furnished to us by management of the Partnership;

(x)
reviewed Capital Maritime’s 2013 audited financial statements, the most recent draft of the Master Vessel Acquisition Agreement dated July 21, 2014, the most recent draft of the Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership dated July 18, 2014 and the most recent draft of the Share Purchase Agreement dated July 21, 2014; and

(xi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

Exhibit C-2

Conflicts Committee of the Board of Directors
of Capital Product Partners L.P.
July 22, 2014

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial and operating data relating to the Acquisition Vessels and the Partnership referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Partnership as to the subject matter of such projected financial and operating data under the assumptions reflected therein. We express no view as to any projected financial or operating data relating to the Acquisition Vessels or the Partnership or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership or the consummation of the Transaction or materially reduce the benefits of the Transaction to the Partnership.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the Acquisition Vessels, the Vessel Owning Subsidiaries or the Partnership, nor have we evaluated the solvency or fair value of the Partnership under any Marshall Islands, state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the unaffiliated unitholders of the Partnership, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of securities except as noted in the sentence immediately above, creditors or other constituencies of the Partnership, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the Transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Partnership, nor does it address the underlying business decision of the Partnership to engage in the Transaction.  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the sale to the Partnership of other vessels or with respect to any other alternative transactions involving the Partnership. This letter, including our opinion, does not constitute a recommendation to the Committee or to any other persons in respect of the Transaction, including, if applicable, as to how any holder of Partnership common units should vote or act in respect of the Transaction. We express no opinion herein as to the price at which the units of the Partnership will trade at any time.  We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Partnership and its advisors with respect to legal, regulatory, accounting and tax matters.

Exhibit C-3

Conflicts Committee of the Board of Directors
of Capital Product Partners L.P.
July 22, 2014

We will receive a fee for our services upon the rendering of this opinion. The Partnership has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Partnership or any of its respective affiliates, pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship other than Evercore Group L.L.C. was retained by (i) the Partnership in August 2013 to provide financial advisory services to the Partnership in connection with a public offering of common units representing limited partnership interests in the Partnership, for which Evercore Group L.L.C. received a fee of $25,000 and reimbursement of out of pocket expenses, and (ii) the Partnership in February 2013 to provide financial advisory services to the Partnership in connection with an offering of Convertible Preferred Class B Units convertible into common units representing limited partnership interests in the Partnership, for which Evercore Group L.L.C. received a fee of $1,650,000 and reimbursement of out of pocket expenses. We may provide financial or other services to the Partnership, the Sponsor or their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Partnership and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, including the opinion expressed herein, is addressed to, and is solely for the information and benefit of, the Committee in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C. This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Partnership may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Partnership to its unitholders relating to the Transaction; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed. In addition to the foregoing, this letter and the opinion expressed herein may be disclosed to the extent expressly permitted by that certain engagement letter, dated as of May 19, 2014, among Evercore Group L.L.C, the Partnership and the Conflicts Committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the unaffiliated unitholders of the Partnership.

Very truly yours,
EVERCORE GROUP L.L.C.

By:	/s/ Mark K. Friedman
	Name:	Mark K. Friedman
	Title:	Senior Managing Director

Exhibit C-4

AMENDED AND RESTATED AUGUST ___, 2014

EXHIBIT D

AMENDED AND RESTATED CAPITAL PRODUCT PARTNERS L.P.
2008 OMNIBUS INCENTIVE COMPENSATION PLAN

SECTION 1. Purpose. The purpose of this Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan is to promote the interests of Capital Product Partners L.P., a Marshall Islands limited partnership (the “Partnership”), and its unitholders by providing incentive compensation as a way to (a) attract and retain exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants), whether a natural Person (as defined below) or entity, to the Partnership, the General Partner (as defined below) and their Affiliates (as defined below), including Capital Maritime & Trading Corp. (the “Organizational Limited Partner”), and the General Partner, and (b) enable such Persons to participate in the long-term growth and financial success of the Partnership.

SECTION 2. Definitions. As used herein, the following terms shall have the meanings set forth below:

“Affiliate” means (a) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Partnership or the General Partner, including Capital Ship Management Corp. (“Capital Ship Management”) and (b) any entity in which the Partnership or the General Partner has a significant equity interest, in either case as determined by the Board or the General Partner.

“Award” means any award that is permitted under Section 6 and granted under the Plan.

“Award Agreement” means any written agreement, contract or other instrument or document evidencing any Award, which may, but need not, require execution or acknowledgment by a Participant.

“Award Determinations” means all necessary and appropriate determinations with respect to any Award including: (i) determination of the terms and conditions of any Awards, (ii) determination of the vesting schedules of Awards and, if certain performance conditions must be attained in order for an Award to vest or be settled or paid, establishment of such performance conditions and certification of whether, and to what extent, such performance conditions have been attained, (iii) determination of whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Units, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended, (iv) determination of whether, to what extent and under what circumstances cash, Units, other securities, other Awards, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Determining Party, (v) acceleration of the vesting or exercisability of, payment for or lapse of restrictions on, Awards and (vi) amendment of an outstanding Award or grant of a replacement Award for an Award previously granted under the Plan if, in its sole discretion, the Determining Party determines that (x) the tax consequences of such Award to the Partnership or the Participant differ from those consequences that were expected to occur on the date the Award was granted or (y) clarifications or interpretations of, or changes to, tax law or regulations permit Awards to be granted that have more favorable tax consequences than initially anticipated.

“Board” means the Board of Directors of the Partnership.

Exhibit D-1

“Cash Incentive Award” shall have the meaning specified in Section 6(f).

“Change of Control” shall (a) have the meaning set forth in an Award Agreement or (b) if there is no definition set forth in an Award Agreement, mean, with respect to the Partnership or the General Partner (the “Applicable Person”), any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the Applicable Person’s assets to any other Person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the Applicable Person; (b) the consolidation or merger of the Applicable Person with or into another Person pursuant to a transaction in which the outstanding Voting Securities of the Applicable Person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Securities of the Applicable Person are changed into or exchanged for Voting Securities of the surviving Person or its parent and (ii) the holders of the Voting Securities of the Applicable Person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding Voting Securities of the surviving Person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), other than the Organizational Limited Partner or its Affiliates with respect to the General Partner, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding Voting Securities of the Applicable Person, except in a merger or consolidation which would not constitute a Change of Control under clause (b) above.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and the regulations promulgated thereunder.

“Common Units” means “Common Units”, as defined in the Partnership Agreement.

“Conflicts Committee” means the conflicts committee of the Board.

“Determining Party” means, with respect to Awards granted to Participants other than Outside Director Participants, the General Partner, and, with respect to Awards granted to Outside Director Participants, the Board.

“Employee Participants” means all Participants other than Outside Directors.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, or any successor statute thereto, and the regulations promulgated thereunder.

“Exercise Price” means (a) in the case of Options, the price specified in the applicable Award Agreement as the price-per-Unit at which Units may be purchased pursuant to such Option or (b) in the case of UARs, the price specified in the applicable Award Agreement as the reference price-per-Unit used to calculate the amount payable to the Participant.

“Fair Market Value” means (a) with respect to any property other than Units, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the General Partner and (b) with respect to the Units, as of any date, (i) the closing price of Units (A) as reported by the NASDAQ for such date or (B) if the Units are listed on any other national stock exchange, as reported on the stock exchange composite tape for securities traded on such stock exchange for such date or, with respect to each of clauses (A) and (B), if there were no sales on such date, on the closest preceding date on which there were sales of Units or (ii) in the event there shall be no public market for the Units on such date, the fair market value of the Units as determined in good faith by the General Partner.

Exhibit D-2

“General Partner” means Capital G.P. LLC.

“IRS” means the United States Internal Revenue Service or any successor thereto and includes the staff thereof.

“NASDAQ” means the National Association of Securities Dealers Automated Quotations or any successor thereto.

“Option” means an option to purchase Units from the Partnership that is granted under Section 6.

“Outside Director” means any member of the Board who is not an employee of the Partnership, the General Partner or its Affiliates.

“Participant” means any director, officer, employee or consultant (including any prospective director, officer, employee or consultant), whether a natural Person or entity, of the Partnership, the General Partner, Capital Ship Management, Curzon Shipbrokers Corp. (“Curzon Shipbrokers”), Curzon Maritime Limited (“Curzon Maritime” and, together with Curzon Shipbrokers, “Curzon”) or their Affiliates who is eligible for an Award under Section 5 and who is selected by the Board or the General Partner to receive an Award under the Plan or who receives a Substitute Award pursuant to Section 4(e).

“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., as amended from time to time.

“Performance Unit” means an Award under Section 6(e) that has a value set by the Determining Party (or that is determined by reference to a valuation formula specified by the Determining Party or to the Fair Market Value of Units), which value may be paid to the Participant by delivery of such property as the Determining Party shall determine, including without limitation, Units, cash, other securities, other Awards or other property, or any combination thereof, upon achievement of such performance goals during the relevant performance period as the Determining Party shall establish at the time of such Award or thereafter.

“Person” means any natural person, corporation, limited partnership, limited liability company, unlimited liability company, partnership, joint venture, trust, business association, governmental entity or other entity.

“Plan” means this Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan, as in effect from time to time.

“Restricted Unit” means a Unit delivered under the Plan that is subject to certain transfer restrictions, forfeiture provisions and/or other terms and conditions specified herein and in the applicable Award Agreement.

“Retirement” means termination of employment after attainment of age 65.

Exhibit D-3

“RUA” means a restricted unit Award that is designated as such in the applicable Award Agreement and that represents an unfunded and unsecured promise to deliver Units, cash, other securities, other Awards or other property in accordance with the terms of the applicable Award Agreement.

“SEC” means the United States Securities and Exchange Commission or any successor thereto and shall include the staff thereof.

“Subsidiary” means any entity in which the Partnership, directly or indirectly, possesses 50% or more of the total combined voting power of all classes of its stock.

“Substitute Awards” shall have the meaning specified in Section 4(e).

“UAR” means a unit appreciation right Award that represents an unfunded and unsecured promise to deliver Units, cash, other securities, other Awards or other property equal in value to the excess, if any, of the Fair Market Value per Unit over the Exercise Price per Unit of the UAR, subject to the terms of the applicable Award Agreement.

“Units” means the Common Units of the Partnership or such other securities of the Partnership (a) into which such units shall be changed by reason of a recapitalization, merger, consolidation, split-up, combination, exchange of units or other similar transaction or (b) as may be determined by the General Partner pursuant to Section 4(d).

“Voting Securities” means securities of any class of any Person entitling the holders thereof to vote in the election of members of the board of directors or other similar governing body of the Person.

SECTION 3. Administration. (a) Authority of Board and the General Partner. The Plan shall be administered by the Board (or such committee of the Board as may be designated by the Board from time to time) and by the General Partner, including all necessary and appropriate decisions and determinations with respect thereto, in accordance with its terms. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Board and the General Partner by the Plan:

(i) the General Partner shall have sole and plenary authority to administer the Plan except to the extent such authority is expressly granted to the Board under clause (ii) below, including the authority to (A) propose the aggregate number and type of Awards which will be available from time to time for grants to Participants, (B) designate Employee Participants, (C) determine the number and type or types of Board Approved Awards (as defined below) to be granted to such Employee Participants and make all other Award Determinations with respect to Employee Participants, (D) interpret, administer, reconcile any inconsistency in, correct any default in and supply of any omission in, the Plan and any instrument or agreement relating to, or Award made under, the Plan, (E) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan and (F) make any other determination and take any other action that it deems necessary or desirable for the administration of the Plan.

(ii) the Board shall have sole and plenary authority to (A) approve the aggregate number and type of Awards which will be available from time to time for grants to Participants (the “Board Approved Awards”), (B) designate Outside Director Participants and (C) determine the number and type or types of Awards to be granted to Outside Director Participants and make all other Award Determinations with respect to Outside Director Participants.

Exhibit D-4

(iii) the Conflicts Committee shall have authority to approve any matters relating to Employee Participant Awards that the General Partner, in its sole discretion, may refer to the Conflicts Committee in accordance with Section 7.16(a) of the Partnership Agreement.

(b) Decisions. Unless otherwise expressly provided in the Plan, and not withstanding any delegation of its powers, authority or function under the Plan to a duly designated committee of the Board, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award shall be within the sole and plenary discretion of the General Partner as set forth in the Plan, may be made at any time and shall be final, conclusive and binding upon all Persons, including the Partnership, any Affiliate, any Participant, any holder or beneficiary of any Award and any unitholder.

(c) Indemnification. No member of the Board or partner of the General Partner or employee of the Partnership, the General Partner or any of their Affiliates (each such Person, a “Covered Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Covered Person shall be indemnified and held harmless by the Partnership against and from (i) any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and (ii) any and all amounts paid by such Covered Person, with the Partnership’s approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided that the Partnership shall have the right, at its own expense, to assume and defend any such action, suit or proceeding, and, once the Partnership gives notice of its intent to assume the defense, the Partnership shall have sole control over such defense with counsel of the Partnership’s choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person’s bad faith, fraud or wilful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Partnership Agreement. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Partnership Agreement, as a matter of law, or otherwise, or any other power that the Partnership may have to indemnify such Persons or hold them harmless.

SECTION 4. Units Available for Awards; Other Limits. (a) Units Available. Subject to adjustment as provided in Section 4(d), the aggregate number of Units that may be delivered pursuant to Awards granted under the Plan shall be 1,650,000 restricted units. If, after the effective date of the Plan, any Award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of Units, then the Units covered by such forfeited, expired, terminated or canceled Award shall again become available to be delivered pursuant to Awards under the Plan. If Units issued upon exercise, vesting or settlement of an Award, or Units owned by a Participant (which are not subject to any pledge or other security interest), are surrendered or tendered to the Partnership in payment of the Exercise Price of an Award or any taxes required to be withheld in respect of an Award, in each case, in accordance with the terms and conditions of the Plan and any applicable Award Agreement, such surrendered or tendered Units shall again become available to be delivered pursuant to Awards under the Plan.

(b) Vesting of Awards. Each Award shall be vested at such times, in such manner and subject to such terms and conditions as the Determining Party may, in its sole and plenary discretion, specify in the applicable Award Agreement or thereafter. Except as otherwise specified by the Determining Party in the Award Agreement, Awards shall become vested on the fifth anniversary of the date of the grant.

Exhibit D-5

(c) Expiration of Awards. Except as otherwise set forth in the applicable Award Agreement and subject to Section 6(b)(v), each Award shall expire immediately, without any payment or vesting, upon either (i) the date the Participant who is holding the Award ceases to be an officer, employee or consultant of the Partnership or one of its Affiliates for any reason other than the Participant’s Retirement or death, (ii) one year after the date a Director Participant who is holding the Award ceases to be a Director by reason of such Director Participant's resignation or removal (except for cause) or non re-election as a Director (except for cause), (iii) six months after the date the Participant who is holding the Award ceases to be an officer, employee or consultant of the Partnership or one of its Affiliates by reason of the Participant’s Retirement or (iv) six months after the date the Participant who is holding the Award ceases to be an officer, employee or consultant of the Partnership or one of its Affiliates by reason of the Participant’s death.

(d) Adjustments for Changes in Capitalization and Similar Events. In the event that the General Partner determines that any dividend or other distribution (whether in the form of cash, Units, other securities or other property), recapitalization, unit split, reverse unit split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Units or other securities of the Partnership, issuance of warrants or other rights to purchase Units or other securities of the Partnership, or other similar corporate transaction or event that affects the value of the Units, then the General Partner shall (i) in such manner as it may determine equitable or desirable, adjust (A) the number of Units or other securities of the Partnership (or number and kind of other securities or property) with respect to which Awards may be granted, including (1) the aggregate number of Units that may be delivered pursuant to Awards granted under the Plan and (2) the maximum number of Units or other securities of the Partnership (or number and kind of other securities or property) with respect to which Awards may be granted to any Participant in any fiscal year of the Partnership, and (B) the terms of any outstanding Award, including (1) the number of Units or other securities of the Partnership (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate and (2) the Exercise Price with respect to any Award, (ii) if deemed appropriate or desirable by the General Partner, make provision for a payment (in cash, Units or other property) to the holder of an outstanding Award in consideration for the cancelation of such Award, including, in the case of an outstanding Option or UAR, a payment (in cash, Units or other property) to the holder of such Option or UAR in consideration for the cancelation of such Option or UAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the General Partner) of the Units subject to such Option or UAR over the aggregate Exercise Price of such Option or UAR and (iii) if deemed appropriate or desirable by the General Partner, cancel and terminate any Option or UAR having a per Unit Exercise Price equal to, or in excess of, the Fair Market Value of a Unit subject to such Option or UAR without any payment or consideration therefor.

(e) Substitute Awards. Awards may, in the discretion of the General Partner, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Partnership or any of its Affiliates or a company acquired by the Partnership or any of its Affiliates or with which the Partnership or any of its Affiliates combines (“Substitute Awards”). The number of Units underlying any Substitute Awards shall not be counted against the aggregate number of Units available for Awards under the Plan.

(f) Sources of Units Deliverable Under Awards. Any Units delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Units or of treasury Units.

SECTION 5. Eligibility. Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant), whether a natural Person or entity, of the Partnership, the General Partner, Capital Ship Management, Curzon or any of their Affiliates shall be eligible to be designated a Participant in respect of services performed, directly or indirectly, for the benefit of the Partnership and its Subsidiaries.

Exhibit D-6

SECTION 6. Awards. (a) Types of Awards. Awards may be made under the Plan in the form of (i) Options, (ii) UARs, (iii) Restricted Units, (iv) RUAs, (v) Performance Units, (vi) Cash Incentive Awards and (vii) other equity-based or equity-related Awards that the Determining Party determines are consistent with the purpose of the Plan and the interests of the Partnership. Awards may be granted in tandem with other Awards.

(b) Options. (i) Grant. Subject to the provisions of the Plan, the Determining Party shall have sole and plenary authority to determine the Participants to whom Options shall be granted, the number of Units to be covered by each Option and the conditions and limitations applicable to the vesting and exercise of the Option.

(ii) Exercise Price. Except as otherwise established by the Determining Party at the time an Option is granted and set forth in the applicable Award Agreement, the Exercise Price of each Unit covered by an Option shall be not less than 100% of the Fair Market Value of such Unit (determined as of the date the Option is granted).

(iii) Vesting and Exercise. Each Option shall be vested and exercisable at such times, in such manner and subject to such terms and conditions as the Determining Party may, in its sole and plenary discretion, specify in the applicable Award Agreement or thereafter. Except as otherwise specified by the Determining Party in the applicable Award Agreement, an Option may only be exercised to the extent that it has already vested pursuant to Section 4(b) at the time of exercise. An Option shall be deemed to be exercised when written or electronic notice of such exercise has been given to the Partnership in accordance with the terms of the Award by the Person entitled to exercise the Award and full payment pursuant to Section 6(b)(iv) for the Units with respect to which the Award is exercised has been received by the Partnership. Exercise of a vested Option may be for some or all of the portion of the Option that is then exercisable and any such partial exercise shall decrease the number of Units that thereafter may be available for sale under the Option. The Determining Party may impose such conditions with respect to the exercise of Options, including, without limitation, any relating to the application of Federal or state securities laws, as it may deem necessary or advisable.

(iv) Payment. (A) No Units shall be delivered pursuant to any exercise of an Option until payment in full of the aggregate Exercise Price therefor is received by the Partnership, and the Participant has paid to the Partnership an amount equal to any income and employment taxes required to be withheld. Such payments may be made in cash (or its equivalent) or, in the Determining Party’s sole and plenary discretion, (1) by exchanging Units owned by the Participant (which are not the subject of any pledge or other security interest) or (2) if there shall be a public market for the Units at such time, subject to such rules as may be established by the General Partner, through delivery of irrevocable instructions to a broker to sell the Units otherwise deliverable upon the exercise of the Option and to deliver promptly to the Partnership an amount equal to the aggregate Exercise Price, or by a combination of the foregoing; provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Units so tendered to the Partnership as of the date of such tender is at least equal to such aggregate Exercise Price and the amount of any income, employment or other taxes required to be withheld.

(B) Wherever in the Plan or any Award Agreement a Participant is permitted to pay the Exercise Price of an Option or taxes relating to the exercise of an Option by delivering Units, the Participant may, if permitted by the Determining Party, and subject to procedures satisfactory to it, in its discretion, satisfy such delivery requirement by presenting proof of beneficial ownership of such Units, in which case the Partnership shall treat the Option as exercised without further payment and shall withhold such number of Units from the Units acquired by the exercise of the Option.

Exhibit D-7

(v) Expiration. Except as otherwise set forth in the applicable Award Agreement, each Option shall expire immediately, without any payment, upon the earlier of (A) the tenth anniversary of the date the Option is granted and (B) either (i) the date the Participant who is holding the Option ceases to be an officer, employee or consultant of the Partnership or one of its Affiliates for any reason other than the Participant’s retirement or death, (ii) one year after the date a Director Participant who is holding the Option ceases to be a Director by reason of such Director Participant’s resignation or removal (except for cause) or non re-election as a Director (except for cause), (iii) six months after the date the Participant who is holding the Option ceases to be an officer, employee or consultant of the Partnership or one of its Affiliates by reason of the Participant’s Retirement or (iv) six months after the date the Participant who is holding the Option ceases to be an officer, employee or consultant of the Partnership or one of its Affiliates by reason of the Participant’s death. In no event may an Option be exercisable after the tenth anniversary of the date the Option is granted.

(c) UARs. (i) Grant. Subject to the provisions of the Plan, the Determining Party shall have sole and plenary authority to determine the Participants to whom UARs shall be granted, the number of Units to be covered by each UAR, the Exercise Price thereof and the conditions and limitations applicable to the exercise thereof.

(ii) Exercise Price. Except as otherwise established by the Determining Party at the time a UAR is granted and set forth in the applicable Award Agreement, the Exercise Price of each Unit covered by a UAR shall be not less than 100% of the Fair Market Value of such Unit (determined as of the date the UAR is granted).

(iii) Exercise. A UAR shall entitle the Participant to receive an amount equal to the excess, if any, of the Fair Market Value of a Unit on the date of exercise of the UAR over the Exercise Price thereof. The Determining Party shall determine, in its sole and plenary discretion, whether a UAR shall be settled in cash, Units, other securities, other Awards, other property or a combination of any of the foregoing.

(iv) Other Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Determining Party shall determine, at or after the grant of a UAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any UAR. The Determining Party may impose such conditions or restrictions on the exercise of any UAR as it shall deem appropriate or desirable.

(d) Restricted Units and RUAs. (i) Grant. Subject to the provisions of the Plan, the Determining Party shall have sole and plenary authority to determine the Participants to whom Restricted Units and RUAs shall be granted, the number of Restricted Units and RUAs to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which, the Restricted Units and RUAs may vest or may be forfeited to the Partnership and the other terms and conditions of such Awards.

(ii) Transfer Restrictions. Restricted Units and RUAs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or as may be provided in the applicable Award Agreement; provided, however, that the Determining Party may in its discretion determine that Restricted Units and RUAs may be transferred by the Participant. Certificates issued in respect of Restricted Units shall be registered in the name of the Participant and deposited by such Participant, together with a unit power endorsed in blank, with the Partnership or such other custodian as may be designated by the General Partner or the Partnership, and shall be held by the Partnership or other custodian, as applicable, until such time as the restrictions applicable to such Restricted Units lapse. Upon the lapse of the restrictions applicable to such Restricted Units, the Partnership or other custodian, as applicable, shall deliver such certificates to the Participant or the Participant’s legal representative.

Exhibit D-8

(iii) Payment/Lapse of Restrictions. Each RUA shall be granted with respect to one Unit or shall have a value equal to the Fair Market Value of one Unit. RUAs shall be paid in cash, Units, other securities, other Awards or other property, as determined in the sole and plenary discretion of the Determining Party, upon the lapse of restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement.

(e) Performance Units. (i) Grant. Subject to the provisions of the Plan, the Determining Party shall have sole and plenary authority to determine the Participants to whom Performance Units shall be granted and the terms and conditions thereof.

(ii) Value of Performance Units. Each Performance Unit shall have an initial value that is established by the Determining Party at the time of grant. The Determining Party shall set, in its sole and plenary discretion, performance periods, payment formulas and performance goals (or any other terms) which, depending on the extent to which they are met, will determine the number and value of Performance Units that will be paid out to the Participant.

(iii) Earning of Performance Units. Subject to the provisions of the Plan, after the applicable performance period has ended, the holder of Performance Units shall be entitled to receive a payout of the number and value of Performance Units earned by the Participant over the performance period, to be determined by the Determining Party, in its sole and plenary discretion, as a function of the extent to which the corresponding performance goals have been achieved and the applicable payment formulas (or any other terms).

(iv) Form and Timing of Payment of Performance Units. Subject to the provisions of the Plan, the Determining Party, in its sole and plenary discretion, may pay earned Performance Units in the form of cash, Units, other securities, other Awards or other property (or in any combination thereof) that has an aggregate Fair Market Value equal to the value of the earned Performance Units at the close of the applicable performance period. Such Units may be granted subject to any restrictions in the applicable Award Agreement deemed appropriate by the Determining Party. The determination of the Determining Party with respect to the form and timing of payout of such Awards shall be set forth in the applicable Award Agreement.

(f) Cash Incentive Awards. Subject to the provisions of the Plan, the Determining Party, in its sole and plenary discretion, shall have the authority to grant Cash Incentive Awards. The Determining Party shall establish Cash Incentive Award levels to determine the amount of a Cash Incentive Award payable upon the attainment of performance goals (or any other terms) specified by the Determining Party.

(g) Other Unit-Based Awards. Subject to the provisions of the Plan, the Determining Party shall have the sole and plenary authority to grant to Participants other equity-based or equity-related Awards (including, but not limited to, fully-vested Units) in such amounts and subject to such terms and conditions as the Determining Party shall determine.

(h) Distribution Equivalents. In the sole and plenary discretion of the Determining Party, an Award, other than an Option, UAR or Cash Incentive Award, may provide the Participant with distributions or distribution equivalents, payable in cash, Units, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Determining Party in its sole and plenary discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Partnership subject to vesting of the Award or reinvestment in additional Units, Restricted Units or other Awards.

Exhibit D-9

SECTION 7. Amendment and Termination. (a) Amendments to the Plan. Subject to any applicable law or government regulation and to the rules of the NASDAQ or any successor exchange or quotation system on which the Units may be listed or quoted, the Plan may be amended, modified or terminated by the Board and the General Partner at any time and in any manner without the approval of the unitholders of the Partnership. No modification, amendment or termination of the Plan may, without the consent of any Participant to whom any Award shall previously have been granted, materially and adversely affect the rights of such Participant (or his or her transferee) under such Award, unless otherwise provided by the Determining Party in the applicable Award Agreement.

(b) Amendments to Awards. The Determining Party may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any Award theretofor granted, prospectively or retroactively; provided, however, that, except as set forth in the Plan, unless otherwise provided by the Determining Party in the applicable Award Agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancelation or termination that would materially and adversely impair the rights of any Participant or any holder or beneficiary of any Award theretofor granted shall not to that extent be effective without the consent of the impaired Participant, holder or beneficiary.

(c) Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The General Partner is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(d) or the occurrence of a Change of Control) affecting the Partnership, any Affiliate, or the financial statements of the Partnership or any Affiliate, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law (i) whenever the General Partner, in its sole and plenary discretion, determines that such adjustments are appropriate or desirable, including, without limitation, providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event, (ii) if deemed appropriate or desirable by the General Partner, in its sole and plenary discretion, by providing for a payment (in cash, Units or other property) to the holder of an Award in consideration for the cancelation of such Award, including, in the case of an outstanding Option or UAR, a payment (in cash, Units or other property) to the holder of such Option or UAR in consideration for the cancelation of such Option or UAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the General Partner) of the Units subject to such Option or UAR over the aggregate Exercise Price of such Option or UAR and (iii) if deemed appropriate or desirable by the General Partner, in its sole and plenary discretion, by canceling and terminating any Option or UAR having a per Unit Exercise Price equal to, or in excess of, the Fair Market Value of a Unit subject to such Option or UAR without any payment or consideration therefor.

SECTION 8. Change of Control. Unless otherwise provided in the applicable Award Agreement, in the event of a Change of Control after the date of the adoption of the Plan, unless provision is made in connection with the Change of Control for (a) assumption of Awards previously granted or (b) substitution for such Awards of new awards or similar entitlements covering equity interests in the successor corporation or other entity in the Change of Control with appropriate adjustments as to the number and kinds of equity interests, performance goals and the Exercise Prices, as applicable, (i) any outstanding Options or UARs then held by Participants that are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such Change of Control, (ii) all Performance Units and Cash Incentive Awards shall be paid out as if the date of the Change of Control were the last day of the applicable performance period and “target” performance levels had been attained and (iii) all other outstanding Awards (i.e., other than Options, UARs, Performance Units and Cash Incentive Awards) then held by Participants that are unexercisable, unvested or still subject to restrictions or forfeiture, shall automatically be deemed exercisable and vested and all restrictions and forfeiture provisions related thereto shall lapse as of immediately prior to such Change of Control.

Exhibit D-10

SECTION 9. General Provisions. (a) Nontransferability. Except as otherwise specified in the applicable Award Agreement, during the Participant’s lifetime each Award (and any rights and obligations thereunder) shall be exercisable only by the Participant, or, if permissible under applicable law, by the Participant’s legal guardian or representative, and no Award (or any rights and obligations thereunder) may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Partnership or any Affiliate; provided that (i) the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance and (ii) the Determining Party may permit further transferability, on a general or specific basis, and may impose conditions and limitations on any permitted transferability. All terms and conditions of the Plan and all Award Agreements shall be binding upon any permitted successors and assigns.

(b) No Rights to Awards. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Determining Party’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.

(c) Unit Certificates. All certificates for Units or other securities of the Partnership or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Determining Party may deem advisable under the Plan, the applicable Award Agreement or the rules, regulations and other requirements of the SEC, the NASDAQ or any other stock exchange or quotation system upon which such Units or other securities are then listed or reported and any applicable laws, and the Determining Party may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(d) Withholding. A Participant may be required to pay to the Partnership or any Affiliate, and the Partnership or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant, the amount (in cash, Units, other securities, other Awards or other property) of any applicable withholding taxes in respect of an Award, its exercise or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the General Partner to satisfy all obligations for the payment of such taxes.

(e) Award Agreements. Each Award hereunder shall be evidenced by an Award Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including, but not limited to, the effect on such Award of the death, disability or termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Determining Party.

(f) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Partnership or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, restricted units, units and other types of equity-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.

Exhibit D-11

(g) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as a director, officer, employee, service provider or consultant of or to the Partnership or any Affiliate, nor shall it be construed as giving a Participant any rights to continued service on the Board. Further, the Partnership or an Affiliate may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(h) No Rights as Unitholder. No Participant or holder or beneficiary of any Award shall have any rights as a unitholder with respect to any Units to be distributed under the Plan until he or she has become the holder of such Units. In connection with each grant of Restricted Units, except as provided in the applicable Award Agreement, the Participant shall not be entitled to the rights of a unitholder in respect of such Restricted Units. Except as otherwise provided in Section 4(d), Section 7(c) or the applicable Award Agreement, no adjustments shall be made for dividends or distributions on (whether ordinary or extraordinary, and whether in cash, Units, other securities or other property), or other events relating to, Units subject to an Award for which the record date is prior to the date such Units are delivered.

(i) Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of New York, without giving effect to the conflict of laws provisions thereof.

(j) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the General Partner, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the General Partner, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(k) Other Laws. The General Partner may refuse to issue or transfer any Units or other consideration under an Award if, acting in its sole and plenary discretion, it determines that the issuance or transfer of such Units or such other consideration might violate any applicable law or regulation, and any payment tendered to the Partnership by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Partnership, and no such offer shall be outstanding, unless and until the General Partner in its sole and plenary discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of any applicable securities laws.

(l) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Partnership or any Affiliate, on one hand, and a Participant or any other Person, on the other hand. To the extent that any Person acquires a right to receive payments from the Partnership or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Partnership or such Affiliate.

Exhibit D-12

(m) No Fractional Units. No fractional Units shall be issued or delivered pursuant to the Plan or any Award, and the General Partner shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Units or whether such fractional Units or any rights thereto shall be canceled, terminated or otherwise eliminated.

(n) Requirement of Consent and Notification of Election Under Section 83(b) of the Code or Similar Provision. No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code) or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Determining Party in writing prior to the making of such election. If an Award recipient, in connection with the acquisition of Units under the Plan or otherwise, is expressly permitted under the terms of the applicable Award Agreement or by such Determining Party action to make such an election and the Participant makes the election, the Participant shall notify the Partnership of such election within ten days of filing notice of the election with the IRS or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code or other applicable provision.

(o) Interpretation. (i) Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(ii) The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

SECTION 10. Term of the Plan. (a) Effective Date. The Plan shall be effective as of the date of its adoption by the General Partner, with the approval of the Board.

(b) Expiration Date. No Award shall be granted under the Plan after the tenth anniversary of the date the Plan is approved under Section 10(a). Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Determining Party to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award shall, nevertheless continue thereafter.

Exhibit D-13